  Exhibit 99.3

Denison Mines Corp.

Annual General and Special Meeting of Shareholders

Thursday, May 3, 2018

Notice of Meeting &
Management Information Circular

Dated March 22, 2018

Dear Denison Shareholder,

On behalf of the Board of Directors, I would like to invite you to attend Denison’s annual general and special meeting of shareholders on Thursday, May 3, 2018 at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario, Canada. In addition to the business of the meeting set out in the attached Management Information Circular, we will report on Denison’s performance in 2017 and our plans for the future of Denison. You will also have an opportunity to meet with and ask questions of management and members of the Board of Directors.

It is important to vote your shares. The attached Management Information Circular contains important information about the meeting, how you can vote, the nominated directors, governance of the Company and the compensation of Denison’s executives and directors.

 The Company’s flagship asset, Wheeler River (63.3% owned), is the largest undeveloped high-grade uranium project located in the infrastructure rich eastern portion of the Athabasca Basin. In 2017, we completed another highly successful exploration drilling program, resulting in an updated estimate of mineral resources in early 2018. This program was designed to maximize the number of indicated resources that could be brought forward for the completion of a Pre-Feasibility Study planned for 2018. After raising $63.5 million gross proceeds during the first part of 2017, the Company is well funded to be able to advance Wheeler River towards a production decision in the future. While the uranium market continues to be volatile, testing historically low spot and contract price levels, we have seen the largest producers in the market exercise supply side discipline by curtailing production in 2017 and into 2018 (and possibly beyond). This is an important step in rebalancing the uranium market and reminds us that the current price environment is not sustainable and that higher prices will be required to bring new or existing sources of production into the market to meet rising demand.

The management team, led by our President & CEO, David Cates, continues to demonstrate that they are amongst the best in the sector – focusing our activities on our core assets and strategically positioning Denison as a high leverage Canadian focused uranium development company, poised to become Canada’s next uranium producer.

The Board of Directors and I thank you for your continued support and interest in Denison.

Sincerely,

Lukas Lundin Executive Chairman
Denison Mines Corp.

March 22, 2018

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

You are invited to Denison Mine Corp.’s Annual General and Special Meeting of Shareholders.

When	Where
Thursday, May 3, 2018 9:00 a.m. Reception 9:30 a.m. Meeting	The offices of Blake, Cassels & Graydon LLP 199 Bay Street Suite 4000 Commerce Court West Toronto, Ontario M5L 1A9
The purpose of the Meeting is:

(a) to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2017, along with the auditor’s report on the statements;

(b) to elect seven directors to the Board for the upcoming year;

(c) to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor;

(d) to consider an ordinary resolution ratifying and confirming the Company’s new Share Unit Plan;

(e) to consider an ordinary resolution ratifying and confirming the previous grant of share units under the Company’s new Share Unit Plan;

(f) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and

(g) to transact such other business as may properly come before the Meeting.

Your vote is important. If you held shares in Denison Mines Corp. on March 14, 2018, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

This notice is accompanied by the Management Information Circular which describes who can vote, how to vote, and what the Meeting will cover.

The 2017 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2017, has been mailed to those shareholders who requested a copy. This information is also available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or by request to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1.

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website at www.denisonmines.com. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

2018 DENISON NOTICE OF MEETING

The Meeting materials will be available on the Company’s website on March 27, 2018 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov on March 27, 2018.

Shareholders who wish to receive paper copies of the Meeting materials prior to the meeting may request copies from the Company by calling 1-888-689-7842 or by sending an email to info@denisonmines.com no later than April 24, 2018.

If you are not able to attend the Meeting, please vote by using the proxy form or voting instruction form included with the “notice and access” notification and return it according to the instructions provided before 9:30 a.m. (Eastern Time) on May 1, 2018.

Yours truly,

Lukas Lundin
Executive Chairman
Dated March 22, 2018

2018 DENISON NOTICE OF MEETING

MANAGEMENT INFORMATION CIRCULAR

ABOUT THIS CIRCULAR

You have received this Circular because you owned shares of Denison Mines Corp. on March 14, 2018, the record date. As a Shareholder, you have the right to attend and vote, in person or by proxy, at the Annual General and Special Meeting of Shareholders on May 3, 2018 (the “Meeting”).

Management is soliciting your proxy for the Meeting. Management’s solicitation is being made by mail and electronic means, at Denison’s expense. Proxies may also be solicited personally or by telephone by directors, officers, employees and agents of the Company.

The Board of Directors has approved the contents of this document and has directed management to make it available to you. The information in the Circular is given as of March 22, 2018 unless otherwise noted.
In this Circular, Denison or the Company means Denison Mines Corp., Shareholders means holders of Denison’s common shares and Shares means Denison’s common shares.

This Circular provides the information that you need to vote at the Meeting.
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If you are a registered holder of Shares, you have been sent a proxy form that you can use if you choose not to vote at the Meeting.
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If your Shares are held by a nominee, you may receive either a proxy form or voting instruction form and should follow the instructions provided by the nominee.

All amounts stated in this Circular are in Canadian dollars, unless otherwise indicated. References to “USD$” mean United States dollars.

VOTING YOUR DENISON SHARES

Registered Shareholders
If you were a registered Shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your Shares at the Meeting, as described below under “Voting by Proxy”.

Non-Registered Shareholders
Your Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your Shares are registered in the name of a nominee, you are a non-registered Shareholder. Your nominee is entitled to vote the Shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your Shares. You may vote your Shares through your nominee or in person.

To vote your Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered Shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of Shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered Shareholders to direct the voting of the Shares that they beneficially own.

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

If you are a non-registered Shareholder and would like to vote your Shares in person at the Meeting, you should take the following steps:
1.  appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or proxy form, and
2. follow the nominee’s instructions for return of the executed form or other method of response.
Do not otherwise complete the form. Your vote, or your designate’s vote, will be taken at the Meeting.

There are two kinds of non-registered Shareholders (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs” and (ii) those who do not object to their name being made known to the issuers of securities they own, known as non-objecting beneficial owners or “NOBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Denison has elected to send the notice of meeting, this Circular and proxy form (collectively, the “Meeting Materials”) indirectly to the NOBOs.

Denison intends to pay for intermediaries such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees (“Intermediaries”) to forward the Meeting Materials to OBOs.

Voting by Proxy
If you will not be at the Meeting or do not wish to vote in person, we still encourage you to vote by using the proxy form or voting instruction form provided. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the proxy form or voting instruction form provided.

Your Proxy Vote and Appointing a Proxyholder
On the proxy form, you can indicate how you want to vote your Shares or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received at the Toronto office of Computershare Investor Services Inc. by 9:30 a.m. (Eastern time) on May 1, 2018 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting. Proxies should be delivered to:

Computershare Investor Services Inc. Toronto Office, Proxy Department
100 University Avenue
8th Floor
Toronto, Ontario, Canada M5J 2Y1

For more information on how to vote, Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail to service@computershare.com.

If you give directions on how to vote your Shares, your proxyholder must vote (or withhold from voting) your Shares according to your instructions, including on any ballot votes that take place at the Meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your Shares as he or she sees fit. Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

2018 DENISON MANAGEMENT INFORMATION CIRCULAR

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a Shareholder of Denison. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Denison, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter and the persons designated in the form are appointed as your proxyholder, your Shares will be voted as follows:

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FOR the election as directors of all nominees listed in this Circular;

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FOR the reappointment of PricewaterhouseCoopers LLP as independent auditor until the next Annual Meeting of Shareholders and the authorization of the Board of Directors to fix its remuneration;

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FOR the ratification and confirmation of the Company’s new Share Unit Plan;

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FOR the ratification and confirmation of the share units previously granted under the Company’s new Share Unit Plan; and

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FOR the non-binding advisory vote on executive compensation.

Revoking Your Proxy
If you are a registered Shareholder who has given a proxy, you may revoke it by delivering a written notice, stating that you want to revoke your proxy to: The Corporate Secretary, Denison Mines Corp., 1100 - 40 University Avenue, Toronto, Ontario, Canada M5J 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or by attending the Meeting and notifying the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your proxy. A registered Shareholder may also revoke its proxy by completing and signing a proxy bearing a later date and depositing it with Computershare, provided it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

The notice can be from you or your attorney, if he or she has your written authorization. If the Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Additional Matters Presented at the Meeting
The proxy form or voting instruction form provided confers discretionary authority upon the persons named as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form and any matter is presented at the Meeting in addition, as an amendment or a variation to the matters described in the Notice of Meeting, the Denison officers named as proxies will vote in their best judgment. When this Circular went to press, Denison’s management was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in the Notice. No director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than their election pursuant to the election of directors.

ELECTRONIC DELIVERY OF DOCUMENTS

Every year, as required by laws governing public companies, the Company delivers documentation to shareholders. In order to make this process more convenient, Shareholders may choose to be notified by email when the Company’s documentation, including the Meeting materials, is posted on the Company’s website (www.denisonmines.com) and, accordingly, such documentation will not be sent in paper form by mail other than as required by applicable laws.

2018 DENISON MANAGEMENT INFORMATION CIRCULAR

Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail or otherwise, in accordance with securities laws. By consenting to electronic delivery, Shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the Internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)). Such documents may include the interim consolidated financial reports, the annual report (including audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”)), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company.

At any time, Denison may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to Shareholders.

Registered Shareholders can consent to electronic delivery by completing and returning the form of consent included with the form of proxy. Non-registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

Shareholders may request copies of the Meeting materials by mail at no cost for up to one year from the date the Information Circular was filed on SEDAR by email to info@denisonmines.com or by calling 1-888-689-7842. For Shareholders who wish to receive copies of the Circular in advance of the voting deadline, requests must be received no later than April 24, 2018.

Shareholders are not required to consent to electronic delivery. The Company will notify consenting Shareholders at the email address provided by the Shareholder on the form of proxy when the documents that the Shareholder is entitled to receive are posted on the Company’s website, with a link to the specific pages of the website containing the PDF document.

NOTICE AND ACCESS

In 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily accessible website, rather than mailing physical copies of the materials.

The Company has decided to deliver its Meeting materials to Shareholders by posting them on its website at www.denisonmines.com. The Circular will be available on the Company’s website on March 27, 2018 and will remain on the website for one full year.

The Circular will also be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov/edgar on March 27, 2018.

The Company has decided to mail paper copies of the Circular to those registered and non-registered Shareholders who had previously elected to receive paper copies of the Company’s Meeting materials. All other Shareholders will receive a “notice and access” notification which will contain information on how to obtain electronic and paper copies of the Circular in advance of the Meeting and for a full year following the Meeting.

2018 DENISON MANAGEMENT INFORMATION CIRCULAR

VOTING SECURITIES

Denison’s Shares are the only shares issued by the Company. On March 14, 2018, the record date for the Meeting, the Company had 559,183,209 Shares issued and outstanding, and all of these Shares are entitled to be voted at the meeting. Each Share entitles the holder to one vote on all matters at the Meeting.

In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company prepared a list of Shareholders on the record date of March 14, 2018. Each Shareholder named on the list will be entitled to vote at the Meeting the Shares shown on the list opposite his or her name.

Principal Holders of Shares
To the knowledge of Denison’s directors and executive officers, the only person or company who beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of Denison’s Shares on March 14, 2018 was:

Name	Number of Shares	Percentage of Outstanding Shares on the Record Date
Korea Electric Power Corporation (“KEPCO”), indirectly and in large part through KHNP Canada Energy Limited (“KHNP Canada”), a subsidiary of Korea Hydro & Nuclear Power (“KHNP”)	58,284,000	10.42%

This information was obtained from publicly disclosed information and has not been independently verified by the Company.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as may be disclosed herein, no director or executive officer of the Company, or any person who has held such a position since January 1, 2017, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the ratification and confirmation of the Corporation’s new Share Unit Plan and the previous grant of share units thereunder. See “Equity Compensation Plans”.

BUSINESS OF THE MEETING

The purpose of the Meeting is:

(a) to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2017, along with the auditor’s report on the statements;

(b) to elect seven directors to the Board for the upcoming year;

(c) to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor;

(d) to consider an ordinary resolution ratifying and confirming the Company’s new Share Unit Plan;

(e) to consider an ordinary resolution ratifying and confirming the previous grant of share units under the Company’s new Share Unit Plan;

(e) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and

(f) to transact such other business as may properly come before the Meeting.

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

Receiving the Consolidated Financial Statements
The consolidated financial statements of the Company for the fiscal year ended December 31, 2017 are included in Denison’s 2017 Annual Report, which has been mailed to the Company’s registered Shareholders and to non-registered Shareholders who requested it and is available on the Company’s website at www.denisonmines.com.  Management will discuss Denison’s consolidated financial results at the Meeting, and Shareholders and proxyholders in attendance will be given an opportunity to discuss these results with management. No vote of Shareholders is required with respect to this item of business.

The 2017 Annual Report is available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com and on the SEC website at www.sec.gov/edgar.shtml.

The Election of Directors
At its meeting on March 8, 2018, the Board approved the nomination of seven directors to be elected at the Meeting. Denison’s articles provide for a minimum of three and a maximum of ten directors on the Board.

All of the proposed nominees are currently directors of Denison and have been directors since the dates indicated below. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. Directors who are elected will serve until the end of the next annual meeting or until a successor is elected or appointed.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the election of the proposed nominees. If any proposed nominee is unable to serve as a director or withdraws his or her name, the named proxyholders reserve the right to nominate and vote for another individual in their discretion.

Denison’s Board recognizes that the quality of its directors is an important factor in the overall success of the Company. Denison is committed to ensuring that its Board is composed of members who have the competencies, capabilities and diversity required to understand Denison’s business, along with the integrity and motivation required to properly discharge their fiduciary duties in the long term best interests of the Company and all of its Shareholders.

The Board adopted a Diversity Policy on November 6, 2014 which includes provisions relating to the identification and nomination of women to the Board. See “Denison’s Corporate Governance Practices – Diversity within Denison” on page 18 for a summary.

When considering the Board as a whole and assessing directors’ candidacy for the Board, the Corporate Governance and Nominating Committee follows its established guidelines for the Board’s composition, including its Diversity Policy and its “Guidelines for the Composition of Denison’s Board”, and seeks directors that have some or all of the following attributes:

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Financial accreditation and/or financial literacy
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Sound business experience and expertise
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Corporate governance experience
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Industry specific experience and knowledge, including mining and metallurgy and occupational health and safety
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Sustainability knowledge, including stakeholder engagement and environmental management
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Experience in government relations, operations and regulatory issues
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Financing and merger/acquisition experience
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Strong reputation within the financial and business communities
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Candidacy consistent with the Diversity Policy and the targets set thereunder
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Strong board skills, such as integrity, networking abilities, interpersonal skills, ability to think strategically and act independently
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Independence, as such term is defined by the Canadian Securities Administrators

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

When determining nominees for election, the Board also considers the strategic relationship agreement with KHNP Canada (the “KHNP SRA”). Under the KHNP SRA, the Board must nominate one person designated by KHNP Canada for election as a director at any Shareholder meeting where directors are to be elected, so long as KHNP Canada or an affiliate holds over 5% of the outstanding Shares. KHNP Canada has designated Mr. Kwang-Hee Jeong as its nominee.

According to the Company’s by-laws, the Company must receive advance notice of nominations of directors by Shareholders. The Company did not receive notice of any director nominations in connection with this year’s Meeting within the time periods prescribed by the by-laws. Accordingly, at the Meeting the only persons eligible to be nominated for election to the Board are the below nominees.

Profiles of the Nominated Directors
The tables below set forth information about each nominated director as of March 22, 2018, including his or her background and experience, main areas of expertise, other exchange listed company boards of which he or she is a member and his or her equity holdings in the Company. Each director has provided the information about the securities that he or she owns or over which he or she exercises control or direction.

W. Robert Dengler, 77 Aurora, ON Canada Shares: 310,000 Options: 200,000

Robert Dengler is currently engaged as a Corporate Director. In 2006, Mr. Dengler retired from his position as Non-Executive Vice-Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.

Areas of Expertise: Finance, International Business, the Mining and Exploration Industry, Compensation, Operations

Denison Board Details:
● Director since December 1, 2006. Served as a director of a predecessor of Denison since 2004
●       Independent
●       Complies with Share ownership requirement
●       Chair of the Compensation Committee
●       Chair of the Environment, Health and Safety Committee

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  2018 DENISON MANAGEMENT INFORMATION CIRCULAR

Brian D. Edgar, 68 Vancouver, BC Canada Shares: 70,000 Options: 200,000

Brian Edgar is the Chairman of Silver Bull Resources Inc. (“Silver Bull”), a mineral exploration company listed on the TSX and the OTCMKTS. He also serves as President and Chief Executive Officer of Dome Ventures Corporation, a wholly-owned subsidiary of Silver Bull. Prior to joining Silver Bull in 2012, Mr. Edgar worked as a director at Rand Edgar Capital Corp. (now Rand Edgar Investment Corp.), a private investment company established in 1992 by Messrs. Rand and Edgar. Mr. Edgar practiced corporate and securities law for 16 years.

Mr. Edgar is also a director of Silver Bull (TSX and OTCMKTS), BlackPearl Resources Inc. (TSX, Nasdaq Stockholm), Lucara Diamond Corp. (TSX, Nasdaq Stockholm), and ShaMaran Petroleum Corp. (TSX-V, Nasdaq Stockholm).

Areas of Expertise: Finance, International Business, the Mining and Exploration Industry, Corporate Governance, Compensation

Denison Board Details:
●       Director since March 22, 2005
●       Independent
●       Complies with Share ownership requirement
●       Chair of the Corporate Governance and Nominating Committee
●       Member of the Audit Committee

Ron F. Hochstein, 56 Coquitlam, BC Canada Shares: 979,000 Options: 550,000

Ron Hochstein is currently the President and Chief Executive Officer of Lundin Gold Inc. Mr. Hochstein served as Executive Chairman of the Company in 2015 and as President and Chief Executive Officer from 2009 to 2015. Prior to that, Mr. Hochstein served as President and Chief Operating Officer starting in 2006 when International Uranium Corporation (“IUC”) and Denison Mines Inc. (“DMI”) combined to form the Company. Before then, Mr. Hochstein served as President and Chief Executive Officer of IUC. Mr. Hochstein joined the Company in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief Executive Officer in April 2000. Prior to joining the Company, Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds an M.B.A. from the University of British Columbia and a B.Sc. from the University of Alberta.

Mr. Hochstein1 is also a director of Lundin Gold Inc. (TSX, Nasdaq Stockholm) and Sprott Resources Holdings Inc. (TSX).

Areas of Expertise: Finance, Management, International Business, Mining and
Exploration, Operations, Compensation

Denison Board Details:
●       Director since April 6, 2000
●       Not independent
●       Complies with Share ownership requirement
●       Member of the Environment, Health and Safety Committee

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 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

Kwang-Hee Jeong, 46 Gyeongju, Korea Shares: Nil Options: 50,000

Based in Korea, Mr. Jeong is currently General Manager of the Global Business Planning and Administration Team at KHNP, a subsidiary of the Korea Electric Power Corporation (KEPCO). Previous roles at KHNP from 2007 to 2017 include General Manager of the Global Business Division, General Manager of the Global Business Strategy Office, General Manager of the Hanul Nuclear Power Site and Senior Manager of the Power Generation Division. Mr. Jeong has a Master of Chemical Engineering from the Korea Advanced Institute of Science and Technology.

Areas of Expertise: Management, Operations, Energy, International Business

Denison Board Details:
●       Director since February 10, 2017
●       Not independent
●       Share ownership requirement does not apply.

Lukas H. Lundin, 59 Vaud, Switzerland Shares: 1,048,883 Options: 300,000

Lukas Lundin is a Mining Executive and is Chairman of the Board, a position he has held since 1998, other than Mr. Hochstein's term as Executive Chairman for a period in 2015. Mr. Lundin was educated at the International School of Geneva in Switzerland and in 1981, graduated from the New Mexico Institute of Mining and Technology (engineering). Throughout his career Mr. Lundin has been responsible for various resource discoveries, including the multi-million ounce Veladero gold deposit in Argentina that was the subject of a $300 million takeover by Homestake in 1999. Mr. Lundin has also led numerous companies through very profitable business acquisitions and mergers, including the USD$7.1 billion sale of Red Back Mining Inc. in 2010.

Mr. Lundin1 is also a director of Filo Mining Corp. (TSXV, Nasdaq First North), International Petroleum Corporation (Chairman) (TSX, Nasdaq First North), Lundin Gold Inc. (Chairman) (TSX, Nasdaq Stockholm), Lucara Diamond Corp. (Chairman) (TSX, Nasdaq Stockholm), Lundin Mining Corporation (Chairman) (TSX, Nasdaq Stockholm), Lundin Petroleum AB (Nasdaq Stockholm) and NGEx Resources Inc. (Chairman) (TSX, Nasdaq Stockholm).

Areas of Expertise: Finance, Management, Operations, the Mining and Exploration Industry, International Business, Compensation

Denison Board Details:
●       Director since May 9, 1997
●       Executive Chairman
●       Not independent
●       Complies with Share ownership requirement

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  2018 DENISON MANAGEMENT INFORMATION CIRCULAR

William A. Rand, 75 Vancouver, BC Canada Shares: 165,000 Options: 200,000

William Rand is the President and a director of Rand Investments Ltd., a private investment company. Previously, Mr. Rand practiced corporate/securities law for nearly 25 years before retiring from the practice of law in 1992 to establish his investment company. Mr. Rand received a Bachelor of Commerce degree (Honours Economics) from McGill University, a law degree from Dalhousie University, a Master of Laws degree in international law from the London School of Economics and a Doctor of Laws honoris causa from Dalhousie University.

Mr. Rand is also a director of Lundin Mining Corporation (TSX, Nasdaq Stockholm), New West Energy Services Inc. (TSX-V) and NGEx Resources Inc. (TSX, Nasdaq Stockholm).

Areas of Expertise: Finance, Management, International Business, Compensation, Law

Denison Board Details:
●       Director since May 9, 1997
●       Independent
●       Complies with Share ownership requirement
●       Member of the Audit Committee
●       Member of the Compensation Committee

Catherine Stefan, 65 Toronto, ON Canada Shares: 110,000 Options: 200,000

Catherine Stefan, Lead Director of the Denison Board, is currently engaged as a Corporate Director. Until 2016, she was President of Stefan & Associates, a consulting firm. Ms. Stefan served as Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. From 1999 until 2008, Ms. Stefan was Managing Partner of Tivona Capital Corporation, a private investment firm. Ms. Stefan obtained her Bachelor of Commerce degree from the University of Toronto in 1973. Ms. Stefan is a Chartered Professional Accountant (CPA, CA) and a member of the Institute of Corporate Directors and Women in Mining, with over 30 years of business experience, primarily in senior management of public companies in the real estate sector. Ms. Stefan’s mining experience includes her involvement with Denison and as a Director of Lundin Mining Corporation since 2015.

Ms. Stefan is also a director of Lundin Mining Corporation (TSX, Nasdaq Stockholm).

Areas of Expertise: Management, Finance, International Business, Compensation, Law

Denison Board Details:
● Director since December 1, 2006. Served as a director of a predecessor of Denison since 2004
●       Lead Director since November, 2015
●       Independent
●       Complies with Share ownership requirement
●       Chair of the Audit Committee
●       Member of the Corporate Governance and Nominating Committee
●       Sole director on the Company’s SOX Steering Committee

Notes to Profiles of the Nominated Directors:
1.
Ron Hochstein and Lukas Lundin were directors of Sirocco Mining Inc. (“Sirocco”). Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. amalgamated with Sirocco to form RB Energy Inc. (“RBI”). In October 2014, RBI commenced proceedings under the Companies' Creditors Arrangement Act (the “CCAA”). CCAA proceedings continued in 2015 and a receiver was appointed in May 2015. The TSX de-listed RBI’s common shares in November 24, 2014 for failure to meet the continued listing requirements of the TSX. Although Lukas Lundin was never a director, officer or insider of RBI, he was a director of Sirocco within the 12-month period prior to RBI filing under the CCAA. Ron Hochstein was a director of RBI from the time of the plan of arrangement with Canadian Lithium Corp. to October 3, 2014.

2.
The Board has not adopted a term limit or a retirement policy for directors. The Corporate Governance and Nominating Committee of the Board reviews directors' performance annually.

2018 DENISON MANAGEMENT INFORMATION CIRCULAR

Majority Voting Policy
The Board has adopted a Majority Voting Policy which provides that shareholders are entitled to vote for, or withhold from voting for, each individual director nominee at a Shareholders’ meeting. If the number of Shares withheld from any nominee exceeds the number of Shares voted for the nominee, then he or she must immediately tender his or her resignation to the Board. Denison’s Corporate Governance and Nominating Committee will review the matter and recommend to the Board whether to accept the resignation or not. The Board shall accept the resignation absent exceptional circumstances, and such resignation will be effective when accepted by the Board. The director involved does not participate in any Board or committee deliberations on the matter. The Board must announce its decision within 90 days of the applicable Shareholder Meeting.

The Majority Voting Policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

2017 Attendance Record
At Denison, we believe that attendance at meetings is a critical ingredient to an engaged and effective Board. Personal attendance at Board and committee meetings is expected of all directors. Directors can participate by teleconference if they cannot attend in person. The table below shows the number of Board and committee meetings each director attended in 2017.

At every Board and committee meeting including those held by teleconference, directors have an opportunity to meet in camera without management present and the independent directors also have an opportunity to meet without the non-independent directors. The independent directors also have an in-person session annually. In 2017, all four independent directors attended in person the annual meeting of independent directors.

Name	Board		Audit Committee		Compensation Committee		Environment, Health & Safety Committee		Corporate Governance & Nominating Committee
W. Robert Dengler	7 of 7	100%			3 of 3	100%	4 of 4	100%
Brian D. Edgar	7 of 7	100%	4 of 4	100%					3 of 3	100%
Ron F. Hochstein	5 of 7	71%					4 of 4	100%
Kwang Hee Jeong1	6 of 6	100%
Lukas H. Lundin	6 of 7	86%
William A. Rand	6 of 7	86%	4 of 4	100%	3 of 3	100%
Catherine J.G. Stefan	7 of 7	100%	4 of 4	100%					3 of 3	100%

Notes:
1.
Mr. Jeong was appointed as KHNP’s representative on the Board on February 10, 2017. There was one meeting of the Board in 2017 prior to his appointment.

Information about Denison’s Relationship with KEPCO
One of the nominees for election, Mr. Kwang-Hee Jeong, is employed by KHNP, a wholly-owned subsidiary of KEPCO and the parent company of KHNP Canada. KEPCO is the primary electric utility in South Korea. KHNP operates large nuclear and hydroelectric plants in South Korea, which are responsible for over 30% of the country's electric power supply. Through its indirect corporate holdings, KEPCO is a significant Shareholder of the Company. As part of a general restructuring at KEPCO completed in December 2016, the Shares of Denison held by a KEPCO affiliate were transferred to KHNP Canada. Denison and KHNP Canada entered into an amended and restated strategic relationship agreement in 2017 (replacing the 2009 strategic relationship agreement with KEPCO), which continues to provide for a long-term collaborative business relationship. Under the KHNP SRA, so long as KHNP Canada or an affiliate holds more than 5% of the outstanding Shares, the Board must nominate one person designated by KHNP Canada or its affiliate for election as a director at any Shareholder meeting where directors are to be elected.

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The KHNP SRA also provides KHNP Canada (a) a right of first offer if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (b) the right to participate in future offerings of Shares of a certain size in order to preserve its interest in the Company. To date, neither KEPCO nor KHNP have exercised such rights under the prior strategic relationship agreement or the KHNP SRA, respectively.

The Reappointment of the Auditor
PricewaterhouseCoopers LLP (“PwC”) has been the Company’s independent auditor since 1996. You may either vote for reappointing PwC as Denison’s auditor to hold office until the end of the next annual meeting of shareholders and authorizing the directors to fix its remuneration, or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote FOR reappointing PwC and authorizing the directors to fix PwC’s remuneration.

As part of the Company’s corporate governance practices, the Audit Committee pre-approves all of the services performed by PwC to ensure that the independence of the Company’s auditor is not compromised through engaging it for other services. All other services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Denison’s auditor comply with professional standards and securities regulations governing auditor independence.

The following table discloses the fees billed to the Company by PwC during the last two fiscal years.

Financial Year		Audit-Related
Ending	Audit Fees(1)	Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2017	$173,526	$115,212	Nil	Nil
December 31, 2016	$175,988	$128,978	Nil	Nil

Notes:
1.
The aggregate fees billed for audit services of the Company’s consolidated financial statements.
2.
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements that are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and specified audit procedures not included as part of the audit of the consolidated financial statements.
3.
The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
4.
The aggregate fees billed for professional services other than those listed in the other three columns.

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Ratification and Confirmation of Share Unit Plan
Upon the recommendation of the Compensation Committee, the Board approved the adoption of the fixed number share unit plan (the “Share Unit Plan”) on March 8, 2018, providing for the issuance from treasury of up to 15,000,000 Shares on settlement of share units granted thereunder during the life of the Share Unit Plan. The Share Unit Plan currently contemplates the granting of restricted share units (“RSUs”) and performance share units (“PSUs”) to eligible participants of the Company.

For more information concerning the Share Unit Plan and the previous grants thereunder, see “Equity Compensation Plans” and “Equity Compensation Plans – Share Unit Plan” starting on page 44.

Adoption of the Share Unit Plan, and the issuance of any securities thereunder, must be ratified and confirmed by a simple majority of the votes cast at the Meeting in respect of the Share Unit Plan by Shareholders, present in person or represented by proxy at the Meeting. The Share Unit Plan and the issuance of Shares pursuant to the PSUs and RSUs granted thereunder are also subject to the approval of the Toronto Stock Exchange and the NYSE American. The Toronto Stock Exchange conditionally approved the Share Unit Plan and the PSUs and RSUs, subject to receipt from the Company of, among other things, evidence of Shareholder approval. If all necessary approvals are not obtained, the PSUs and RSUs conditionally granted under the Share Unit Plan will be cancelled. For more information concerning the awards previously made under the Share Unit Plan, see “Ratification and Confirmation of Share Units Granted Under the Share Unit Plan” below.

The Board has determined that the Share Unit Plan is in the best interests of the Company and is fair to the Company and the Shareholders. Without limitation, the Board adopted the Share Unit Plan for the following reasons:

●
Incentivize. The Share Unit Plan will be an important tool the Company can use to help motivate directors, officers, employees and consultants to contribute to the sustainable, long‐term growth of the Company.

●
Reward. The Share Unit Plan will reward directors, officers, employees and consultants for their performance and for their demonstrated leadership, while, at the same time, aligning the interests of such individuals with the success of the Company, through direct share ownership upon vesting of the individual awards along with the option to grant performance share unit awards with vesting subject to the achievement of performance conditions.

●
Attract & Retain. The Share Unit Plan is expected to contribute to the successful recruitment and retention of qualified directors, executive officers and other personnel.

●
Modernize. The adoption of the Share Unit Plan will update the Company’s equity-compensation program to bring it in-line with current market practices, and to create more flexibility in the types of incentive awards that may be made.

Accordingly, the Board recommends that Shareholders vote FOR the following resolution with respect to the Share Unit Plan and the share units conditionally issued thereunder.

At the Meeting, Shareholders will be asked to approve the following by ordinary resolution:

BE IT RESOLVED THAT:

1.
the adoption of the Company’s Share Unit Plan, substantially in the form attached to, and as further described in, the management information circular of the Company dated March 22, 2018 (the “Circular”), including the grant of up to 15,000,000 share units thereunder, is hereby ratified and confirmed;

2.
the Share Unit Plan may be amended in order to satisfy the requirements or request of any regulatory authority, or as may be approved by the Toronto Stock Exchange, as applicable, in each case without requiring further approval from Shareholders; and

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3.
any one director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to these resolutions.

Shareholders may either vote for or against the foregoing resolutions. The Board recommends that Shareholders vote FOR the resolutions to ratify and confirm the adoption of the Share Unit Plan. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the ratification and confirmation of the Share Unit Plan in accordance with the foregoing resolution.

Ratification and Confirmation of Share Units Granted Under the Share Unit Plan
On March 8, 2018 the Board approved the grant of an aggregate of 2,200,000 PSUs and 1,299,432 RSUs to certain directors, officers and other eligible participants under the Share Unit Plan, such grant to be processed and completed on a date to be determined by the CEO as soon as reasonably practicable after March 8, 2018. As at the date of the Circular, the issuance of the PSUs and RSUs had not yet been completed.

The PSUs were approved for grant to certain executive officers of the Company, with the PSUs to vest in equal tranches over 5 years from the date of grant, provided the recipient, as a performance condition, satisfies an overall base level of achievement in their Performance Measure or similar assessment (as discussed further in “Executive Compensation” below). The RSUs were approved for grant to each of the directors, executive officers and certain other employees of and consultants to the Company. The RSUs will vest in equal tranches over 3 years from the date of grant.

The issuance of any securities under the Share Unit Plan must be ratified and confirmed by a simple majority of the votes cast at the Meeting in respect thereof by Shareholders, present in person or represented by proxy at the Meeting. As discussed above, the Share Unit Plan and the issuance of Shares pursuant to the PSUs and RSUs granted thereunder are also subject to the approval of the Toronto Stock Exchange and the NYSE American. The Toronto Stock Exchange conditionally approved the Share Unit Plan and the PSUs and RSUs, subject to receipt from the Company of, among other things, evidence of Shareholder approval. If all necessary approvals are not obtained, the PSUs and RSUs conditionally granted under the Share Unit Plan will be cancelled.

At the Meeting, Shareholders will be asked to approve the following by ordinary resolution:

BE IT RESOLVED THAT:

1.
the grant of an aggregate of 2,200,000 PSUs and 1,299,432 RSUs to eligible participants under the Share Unit Plan is hereby ratified and confirmed; and

2.
any one director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to these resolutions.

Shareholders may either vote for or against the foregoing resolutions. The Board recommends that Shareholders vote FOR the resolutions to ratify and confirm the grant of PSUs and RSUs under the Share Unit Plan. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the ratification and confirmation of the share units granted under the Share Unit Plan in accordance with the foregoing resolution.

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Advisory Vote on the Company’s Approach to Executive Compensation
The Board has adopted a non-binding shareholder advisory vote on the Company’s approach to executive compensation. As a formal opportunity to provide their views on the disclosed objectives of the Company’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation as disclosed in the management information circular of the Company dated March 22, 2018.

The Compensation Committee, and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions (see Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance). Shareholders who may vote against the resolution are encouraged to contact the Board, to enable the Board to better understand their concerns.

Shareholders may either vote for the non-binding advisory resolution on the Company’s approach to executive compensation, or vote against. The Board recommends that Shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the approval of the resolution.

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DENISON’S CORPORATE GOVERNANCE PRACTICES

This section of the Circular describes Denison’s corporate governance practices with reference to the framework provided in National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) of the Canadian Securities Administrators.

Denison is a reporting issuer in all of the provinces of Canada and is classified as a foreign private issuer by the SEC. The Shares trade on the Toronto Stock Exchange (DML: TSX) and on NYSE American LLC (DNN: NYSE American). As such, Denison adheres to Canadian corporate governance requirements and also complies with the requirements of NYSE American. The Corporate Governance and Nominating Committee closely monitors this regulatory environment and, where applicable, makes recommendations to the Board to modify the Company’s governance practices as needed.

Denison’s Code of Ethics

The Company is committed to conducting its business in compliance with the law and the highest ethical standards. The Company has adopted a written Code of Ethics which applies to directors, officers and all employees of the Company. The Code of Ethics sets out principles and standards for honest and ethical behavior at Denison and covers the following key areas:

●
compliance with applicable laws
●
conflicts of interest
●
insider trading
●
quality of disclosure and accountability
●
compliance with anti-bribery and corruption laws in Canada and other jurisdictions
●
confidentiality and corporate opportunity
●
reporting illegal or unethical behavior

Directors, officers or employees who have concerns about violations of laws, rules or regulations, or of the Code of Ethics are to report them to the Corporate Secretary or to the Chair of the Audit Committee. Following receipt of any complaints, the Corporate Secretary of the Company or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee has primary authority and responsibility for monitoring compliance with and enforcing the Code of Ethics, subject to the supervision of the Board.

The Code of Ethics is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.

Whistleblower Policy

 The Audit Committee has established a policy and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (the “Whistleblower Policy”) to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters on a confidential basis free from discrimination, retaliation or harassment. The Whistleblower Policy is available on the Company’s website at www.denisonmines.com.
In support of the Whistleblower Policy, Denison has established a third party web-based reporting service so that any employee can report any issue or instance of misconduct easily and confidentially.

Anti-bribery Policy
Denison has adopted an Anti-bribery Policy, effective August 2015 as amended in October 2017, the purpose of which is to reiterate Denison’s commitment to compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”) and any local anti-bribery or anti-corruption laws that may be applicable. This policy applies to all officers, directors, employees and agents of the Company, and supplements the Code of Ethics and all applicable laws. The policy provides guidelines for compliance with the CFPOA, the FCPA and Company policies applicable to Denison’s operations world-wide. Denison’s CEO is responsible for administering and interpreting the policy under the oversight of the Audit Committee. Denison’s Anti-bribery Policy is available on the Company’s website at www.denisonmines.com.

2018 DENISON MANAGEMENT INFORMATION CIRCULAR

The Disclosure Policy

Denison has developed a Disclosure Policy as part of its ongoing commitment to full and fair financial disclosure and best practices in corporate reporting and governance. This policy outlines the internal control structures that Denison has established to effectively manage the dissemination of material information to the public and remain compliant with all applicable legal and business requirements. The Disclosure Policy is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.

Shareholder Communications
The Board has put structures in place to ensure effective communication between the Company, its Shareholders and the public. The Company has established an investor relations procedure whereby most Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant Shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Company by the issuance of timely press releases which are concurrently posted to the Company’s website and filed on SEDAR.

The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its Shareholders and with the public generally, including effective means to enable Shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Company with Shareholders, governments and the public generally.

Shareholders, employees or other interested parties may communicate directly with the Chairman of the Board, the Lead Director and other independent directors by writing to them at Denison’s Toronto office, at the following address: Denison Mines Corp., 1100 – 40 University Avenue, Toronto, Ontario, M5J 1T1. Envelopes should be marked “Confidential” and to the attention of the appropriate party.

Executive Officer Succession Policy
The Board acknowledges that a change in executive leadership can be a critical time in a company’s history and that a smooth transition is essential to maintain the confidence of investors, business partners, customers and employees and to provide the incoming Chief Executive Officer with a solid platform from which to move the company forward. In connection therewith, the Board has adopted an Executive Officer Succession Policy to help Denison be prepared for a change in leadership – either planned or unplanned – to ensure the stability and accountability of Denison. The policy is periodically reviewed by the Board and certain matters regarding its administration are delegated to the Corporate Governance & Nominating Committee.

Board Composition
Denison’s Board is currently comprised of seven directors. The size and composition of the Board reflects a breadth of backgrounds and experience that the Board believes is important for effective governance and oversight of a diversified and active mining company. It is proposed that seven directors be elected at the Meeting, a majority of whom are independent.

The Board has not adopted policies imposing a director term limit or retirement age in connection with individuals nominated for election as it does not believe that such policies would be in the best interests of the Company at this time. The Company operates in a unique industry which leads to difficulty in finding qualified directors with the appropriate background and experience and to introduce a director term limit or retirement policy would impose further difficulty. Notwithstanding the foregoing, the Corporate Governance and Nominating Committee annually reviews the composition of the Board, including the age and tenure of individual directors. All directors participate in an annual performance review, including a peer review. The Board strives to achieve a balance between the desirability of a depth of experience from its members and the need for renewal and new perspectives.

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Diversity within Denison
Denison’s Board recognizes that diversity enriches the decision making process and is important to the Company’s good governance. The Board formally adopted a Diversity Policy in November 2014, which clarifies the Company’s commitment to identifying and considering women for its Board and in senior officer positions. Along with the adoption of the Diversity Policy and to further the Board’s goals of achieving greater gender diversity, the Board also amended the guidelines by which the Corporate Governance and Nominating Committee considers the composition of the Board and evaluates candidates to include a commitment for the committee to consider qualified female candidates for nomination to the Board. Similarly, as part of the hiring process of executive officers, management of the Company seeks inclusion for evaluation as potential candidates women having the necessary skills, knowledge and experience.

Upon adoption of the Diversity Policy, Denison set targets of at least maintaining its current level of female representation among directors and senior officers. Each year, the Corporate Governance and Nominating Committee reviews and recommends the targets set under the Diversity Policy, and measures and reports to the Board as to the Company’s annual and cumulative progress in achieving targets for representation of women within Denison. The Committee reported Denison’s female representation as at the end of 2017 as follows:

●
One female director on the Board, who is also the Lead Director, Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee, out of seven directors, representing 14.3% of the Board;
●
One female senior officer out of six senior officers, representing 16.7% of the senior officers.
●
One female out of three senior officers at the Company’s major subsidiary, DMI, representing 33.3% of the senior officers of DMI.

Denison believes that the current composition of the Board is highly effective and that the Board is well-composed. As turnover occurs, the Corporate Governance and Nominating Committee will consider gender diversity as a key factor in its nomination process. Similarly, the Company will strive to maintain its current level of gender diversity among its senior officers and among the senior officers of DMI and will consider gender diversity as a part of the hiring decision as turnover occurs. The Corporate Governance and Nominating Committee has also recommended the adoption of an evergreen list of potential female candidates, to be contributed to by members of the Board and referred to in the event of board turnover.

Independence
The Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Governance Guidelines. With the assistance of the Corporate Governance and Nominating Committee, the Board reviews each director’s independence annually and upon the appointment or election of a new director. The Board last considered this matter at its meeting on March 8, 2018. The following table sets out the Board’s determination and reasoning with respect to each nominee for election at the Meeting:

Name	Independent	Not Independent	Commentary on Independence
W. Robert Dengler	X
Brian D. Edgar	X
Ron F. Hochstein		X	As former Executive Chair, President and Chief Executive Officer of the Corporation during the course of 2015, Mr. Hochstein is not, at this time, regarded as independent.

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Name	Independent	Not Independent	Commentary on Independence
Kwang-Hee Jeong		X
Mr. Jeong is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Company’s strategic relationship with KHNP Canada, KHNP Canada’s significant shareholding in Denison and Mr. Jeong’s position with KHNP.

Lukas H. Lundin		X
Mr. Lundin cannot be regarded as independent due to his active involvement with the Company on capital raising and corporate development opportunities, as well as his role in management of the Company as Executive Chair.

William A. Rand	X
Catherine J.G. Stefan	X

In addition to being comprised of a majority of independent Directors, the Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management for several reasons:

● The Board has a Lead Director
Ms. Stefan has been appointed as the Lead Director by the Board, upon the recommendation of the Corporate Governance and Nominating Committee, to preside at the independent sessions and to perform such other duties as the Board may determine, like being responsible for leading all Board meetings. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and assists in maintaining and enhancing the quality of the Company’s corporate governance. With her extensive experience in corporate governance matters, Ms. Stefan is leading and managing the Board in a manner that ensures it functions independently of management, in an effective and efficient manner.

● The Audit, Compensation and Corporate Governance and Nominating Committees are entirely independent.
Aside from the Environment, Health and Safety Committee, all of the Board’s standing committees are composed entirely of independent directors. The Board has considered the membership of Mr. Hochstein on the Environment, Health and Safety Committee and determined that his operational experience is a benefit to the committee and that his lack of independence does not interfere with that committee’s responsibilities or interfere with his judgment.

● The Board regularly meets without management.
The Board has an opportunity to meet in camera without management at every Board and committee meeting. In 2017, the independent directors met formally each quarter and met in person once in November. Only independent directors attend the in camera sessions of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, as all of the members of these committees are independent.

● The Board, a committee or an individual director may engage an independent advisor.	Individual directors may, in appropriate circumstances and with the authorization of the applicable committee or the Chairman, engage independent advisors at the expense of the Company.

Separate from and in addition to the formal assessment and determination of independence described above, the Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. Such steps have included the adoption of the Code of Ethics, which provides examples of conflicts of interests and outlines the procedure to be followed in situations that present an actual or potential conflict of interest (including reporting such conflict or potential conflict to the Chair of Denison’s Audit Committee).

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The Role of the Board
The Board is responsible for overseeing the management of the business and affairs of Denison, with a view to the long-term best interests of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board (see Appendix B). In order to delineate the roles and responsibilities of the Chairman of the Board, the Lead Director and the President and Chief Executive Officer, the Board has also adopted written position descriptions for each of these positions.

In discharging its stewardship over the Company, the Board has undertaken the following specific duties and responsibilities:
●
satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company;
●
approving, supervising and providing guidance to management on the Company’s strategic planning process;
●
identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems;
●
ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management;
●
overseeing the Company’s communications policy with its Shareholders and with the public generally; and
●
assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems.

Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The responsibilities of the Lead Director include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning independent of management and ensuring that Board functions are effectively carried out.

The responsibilities and authorities of the Chair of each committee of the Board are set out in the mandate for each committee and in the Board’s mandate. Generally, the Chair of a committee leads and oversees the activities of the committee to ensure that it fulfills its mandate and operates independently of management.

The Role of the CEO
Denison’s Chief Executive Officer ("CEO") is appointed by the Board and, subject to the oversight of the Board, is responsible for the management of the Company’s business, providing leadership and vision, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. Each year, the CEO develops annual objectives which are reviewed by the Compensation Committee and then recommended to the Board for approval. The CEO is accountable to the Board and its committees, and the Compensation Committee conducts a formal review of his performance each year. The Board has also established limits of authority for the CEO. These are described in the Company’s delegation of authority policy, which was originally approved by the Board in 2008 and last updated effective January 1, 2018. The Board has also adopted a position description for the CEO.

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Board Committees

To assist the Board with its responsibilities, in 2017 the Board had four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee (the “EHS Committee”). Each committee has a written mandate and reviews its mandate annually. Copies of the committee mandates are available on the Company’s website.

 Each of the standing committees has responsibility in its area of expertise for identifying the principal risks in Denison's business and monitoring management's implementation and assessment of appropriate risk management systems.

The Audit Committee
The Audit Committee has three members:

●
Catherine Stefan (Chair)
●
Brian Edgar
●
William Rand

The Board has satisfied itself that all members of the Audit Committee are independent and financially literate for the purposes of NI 52-110 and the requirements of NYSE American. All three members are also considered by the Company to have financial expertise within the meaning of the Sarbanes Oxley Act of 2002. Mr. Edgar has a law degree and practiced for 16 years in corporate finance law. In addition, he has served as President and Chief Executive Officer of a public company since 2005 and served on public company boards and audit committees for over 30 years. Mr. Rand has a Bachelor of Commerce degree with a major in accounting and two law degrees, with extensive experience in corporate finance. Moreover, Mr. Rand has been actively involved as an audit committee member for many years on a number of public companies. Ms. Stefan is a Chartered Accountant and a Chartered Professional Accountant with a Bachelor of Commerce degree. In addition, she has held the position of Senior Vice President of a public company.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board. The Audit Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same.

All auditing services and non-audit services to be provided to the Company by the Company’s auditor are pre-approved by the Audit Committee, and the Audit Committee reviews the independence of PwC, the Company’s external auditor. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the Shareholders. The Audit Committee reviews, on a continuous basis, any reports prepared by the Company’s auditor relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems.

The Audit Committee also oversees the Company’s internal audit function and oversees the Code of Ethics, the Whistleblower Policy and the Anti-bribery Policy and reviews each such policy annually. The Audit Committee has the responsibility for oversight of internal controls, including the Company’s Internal Audit Charter, and the Company’s senior internal auditor reports directly to the Chair of the Audit Committee on matters related to internal accounting controls.

The Audit Committee is required to meet a minimum of four times each year, and it met four times in 2017. It met in camera without management present at every meeting with the external auditor.

For additional information regarding the audit committee required by NI 52-110, please refer to the Company’s Annual Information Form under the heading “Standing Committees – Audit Committee”.

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The Compensation Committee
The Compensation Committee has two members, each of whom is independent for the purposes of section 1.4 of NI 52-110:

●
Robert Dengler (Chair)
●
William Rand

In accordance with its mandate, members of the Compensation Committee must be independent and have experience and skills relevant to executive compensation. Mr. Dengler brings over 25 years of first-hand experience working with executive compensation in the mining industry, serving as Chief Executive Officer of Dynatec Corporation. Mr. Dengler has been the Chair of Denison’s Compensation Committee since 2006 and was a compensation committee member of the Board of Directors of IAMGOLD Corporation. Mr. Rand has extensive experience in executive compensation, and is currently a compensation committee member on the boards of three public companies. Additionally, Mr. Rand draws on the skills and knowledge of executive compensation and disclosure issues which he acquired during his long career as a corporate securities lawyer.

The Compensation Committee is responsible for the Company’s executive compensation policy. The Compensation Committee evaluates the Chief Executive Officer’s performance and establishes both the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee, in conjunction with the Board, also reviews management’s recommendations for, and approves the compensation of, the other officers of the Company and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs. The Compensation Committee reviews and approves the executive compensation disclosure included in the Company’s Circular each year.

The Compensation Committee is also responsible for overseeing compensation risk and talent and succession risk. In particular, the Compensation Committee has been delegated certain responsibilities under the Company's Executive Officer Succession Policy, which include reviewing the current state of succession planning matters and reporting to the Board on its findings and recommendations; assuring that Denison has in place appropriate planning to address emergency CEO succession planning in the event of extraordinary circumstances; and reviewing the policy and Denison’s CEO succession plans at least annually.

The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Compensation Committee met three times during 2017 to address matters pertaining to its mandate.

The Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee has two members, each of whom is independent for the purposes of section 1.4 of NI 52-110:

●
Brian Edgar (Chair)
●
Catherine Stefan

This Committee is responsible for Denison’s approach to corporate governance, monitors the regulatory environment and recommends changes to the Company’s practices when appropriate. The Corporate Governance and Nominating Committee oversees the effective functioning of the Board and the relationship between the Board and management. The Corporate Governance and Nominating Committee ensures that the Board can function independently of management as required, makes recommendations with respect to the appointment of a Lead Director, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of Shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board.

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In identifying possible nominees to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board and whether he or she is independent within the meaning of the Governance Guidelines.

The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the independence of Board members; (iii) the composition of the committees of the Board; (iv) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions; and (v) compliance with and amendments to the Board mandates, policies and guidelines.

Early in each year the Corporate Governance and Nominating Committee distributes, receives and reviews the results of written board effectiveness assessments. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. The Board members also conduct peer reviews and a self-assessment as to their effectiveness as a Board member. After the assessments are reviewed, the Corporate Governance and Nominating Committee reports to the Board as to the results and makes recommendations to the Board to improve the Company’s corporate governance practices. This process occurs prior to the consideration by the Corporate Governance and Nominating Committee of nominations for Board member elections at the annual meeting of Shareholders each year.

In addition, the Corporate Governance and Nominating Committee reviews the Company’s disclosure of its corporate governance practices in the Company’s Circular each year. The Corporate Governance and Nominating Committee met three times during 2017.

The Environment, Health and Safety Committee
The EHS Committee currently has two members:

●
Mr. Dengler (Chair)
●
Mr. Hochstein

The mining industry, by its very nature, can have an impact on the natural environment and can involve certain risks to employees. As a result, environmental planning and compliance and safety programs must play a very important part in the operations of any company engaged in these activities. The Company takes these issues very seriously and has established the EHS Committee to oversee the Company’s efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety and its stakeholders. The EHS Committee met four times during 2017.

Director Education
The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees.

Director education is implemented in the following ways at Denison:

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● An on-line board portal dedicated exclusively to the Board
In addition to storing meeting materials, Denison’s board portal houses a reference manual, which includes corporate information, industry information, regulatory and governance updates and corporate policies. As a hosted website dedicated to our Board, the portal is current and available to directors wherever they are.

● Management Presentations to the Board and to Committees
When appropriate, management prepares and presents relevant information to Board members. For instance, at each regular Board meeting, the Chief Executive Officer provides an industry and market update. Similarly, the Company’s legal counsel also provides directors and senior officers of the Company with summary updates of any developments relating to the duties and responsibilities of directors and officers and to any other corporate governance matters. Denison’s Chief Financial Officer ensures that the Audit Committee is apprised of relevant developments and issues.

● Third-Party Presentations for the Board
From time to time, a leading Toronto law firm provides topical presentations via webinar or other presentation to Denison’s Board. In addition, the Company’s external auditor provides education when requested and warranted.

● External Conferences
Directors are encouraged to attend external conferences, seminars and courses at Denison’s expense. The Corporate Secretary notifies Board members of relevant educational opportunities from time to time.

● Updates and Subscriptions
Management distributes updates, newsletters and articles on industry and regulatory information to the Board on a regular basis via email. Additionally, the Company maintains subscriptions to regular newsletters on topics of interest for circulation to the Board.

The Corporate Governance and Nominating Committee also coordinates an orientation session for new Board members, covering a range of topics from the role of the Board, its committees and directors to Denison’s business and the uranium business generally.

Directors’ and Officers’ Liability Insurance
The Company maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of $50,000,000, subject to a deductible of $250,000 per occurrence for insured claims including claims under securities laws for which the Company has provided an indemnity. There is no deductible for non-indemnified claims. The current policy is for the period from November 1, 2017 to November 1, 2018. The premium paid by the Company in 2017 for its directors’ and officer’s liability insurance was $310,628. No amounts were paid by individual directors and officers for this coverage.

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DIRECTOR COMPENSATION

Denison recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and approval. When annually reviewing the Board’s compensation arrangements, the Compensation Committee considers the following objectives:

● Board compensation should be competitive to attract talent.
Compensation is set at a level that will attract desirable candidates and retain current directors. Denison recognizes that there is considerable competition for qualified directors in the mining sector.

● Board compensation should reward directors appropriately.
Denison recognizes that directors need to be compensated fairly for their time and efforts and the risks and responsibilities which they assume as directors in an increasingly complex regulatory environment.

● Board compensation should align the interests of directors with those of the Shareholders.	Denison’s compensation package, including fees and options, coupled with the Share ownership requirement imposed on directors aligns directors’ interests with those of its Shareholders.
● Board compensation should be fair.	Denison seeks to reward its directors reasonably and on par with directors of comparable companies.
In 2010, the Compensation Committee engaged Towers Watson & Co. to evaluate the Board's compensation. The Compensation Committee adopted a number of key principles for Denison’s directors’ compensation from the Towers Watson report which the Committee still applies when making compensation decisions:

●
Director compensation must appropriately reward directors for their time commitment and compensate them for the risks and responsibilities they assume in their roles for the Company.
●
Competitive director compensation is critical to the Company’s ability to attract and retain qualified and desirable directors.
●
Approximately half of directors’ compensation at Denison should be provided in cash and the balance should be by way of equity to provide further incentive to directors.

To achieve these objectives, Denison’s directors receive cash and equity compensation.

In 2015, the Compensation Committee engaged Global Governance Advisors ("GGA") to assist in the evaluation of the Board's compensation in comparison to the Company's peer group, with reference to the "2014 Report on Executive & Board Remuneration" produced by GGA. Having considered the report by GGA and the Company's current operations, the Compensation Committee concluded that a revision to the Board compensation would be appropriate. The compensation was adjusted to remove compensation for attendance at individual meetings and to reflect the appointment of an executive chairman. No further changes to director compensation were made in 2016 or 2017.

In 2018, as part of the Compensation Committee’s ongoing review of Board compensation, and its broader commitment to enhance governance practices and to be cognizant of current market trends in directors’ compensation, the Board did not grant stock options to the directors. Instead, the Board approved the grant of 66,000 RSUs to the Executive Chairman and 33,000 RSUs to each other Denison director. See “Equity Compensation Plans” starting on page 44 for more details on the RSUs.

Cash Compensation
In 2017, Denison’s director cash compensation included an annual retainer which varied depending on a director’s role on the Board, an annual chair fee for serving as a committee chair and an annual committee membership fee for serving on a committee of the Board. The table below sets out directors’ retainers and fees in 2017.

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Annual Retainer1	CAD$
Executive Chairman	45,000
Other directors	30,000
Committee / Chair Fees	CAD$
Lead Director	10,000
Audit Committee Chair	15,000
Other Committee Chairs	8,500
Committee membership2	3,000

Note to Cash Compensation:
1.
No retainer is payable to any director who attends less than 50% of Board meetings.
2.
The EHS Committee chair and members have waived receipt of fees for their services on such committee.

Denison also reimburses directors for any reasonable travel and out-of-pocket expenses relating to their duties as directors. In March 2016, the Company entered into a services agreement with Lundin S.A. to provide certain office and boardroom access and administrative support to directors and officers of Denison that use the Lundin S.A. offices in Geneva, Switzerland, which access and services are most often used by the Company's Executive Chairman.

Equity Compensation
In addition to cash compensation, Denison compensates its directors through the grant of stock options under Denison’s Share Option Plan (the “Option Plan”). The Option Plan is described starting on page 45 of this Circular. The Board believes that option grants help to align directors’ interests with those of Shareholders and also provide additional incentive to directors for corporate performance.

In 2017, the Board approved a grant of 50,000 options pursuant to the Option Plan to each non-employee director, which is consistent with the grant to each director in 2016 and 2015, and a grant of 100,000 options pursuant to the Option Plan to the Company's Executive Chairman.

2017 Director Compensation
The table below sets out what Denison paid to directors in retainers and fees in 2017.

Name	Retainer and Fees Earned	Option-based Awards	All Other Compensation	Total
	(CAD$)	(CAD$)1	(CAD$)	(CAD$)
W. Robert Dengler	38,500	14,500	Nil	53,000
Brian D. Edgar	41,500	14,500	Nil	56,000
Ron F. Hochstein	30,000	14,500	Nil	44,500
Kwang Hee Jeong2	26,696	14,500	Nil	41,196
Lukas H. Lundin	45,000	29,000	Nil	74,000
William A. Rand	36,000	14,500	Nil	50,500
Catherine J. G. Stefan3	61,200	14,500	Nil	75,700

Notes to 2017 Director Compensation:
1.
This amount represents the fair value, on the date of grant, of awards made under the Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model according to IFRS 2 Share-based payment.
2.
Directors fees for Mr. Jeong were paid to KHNP Canada Energy Ltd.
3.
Ms. Stefan received $3,200 for attendance at SOX meetings in 2017 in addition to her annual retainer.

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Directors’ Outstanding Option-Based Awards
The table below sets out for each director all option-based awards outstanding at the end of 2017.

Name	Number of Shares underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the- money options (CAD$)1
W. Robert Dengler	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	2,500
	50,000	0.85	March 8, 2022	Nil
Total	250,000
Brian D. Edgar	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	2,500
	50,000	0.85	March 10, 2022	Nil
Total	250,000
Ron F. Hochstein	200,000	1.30	March 10, 2018	Nil
	200,000	1.82	March 5, 2019	Nil
	250,0002	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	2,500
	50,000	0.85	March 10, 2022	Nil
Total	750,000
Kwang Hee Jeong	50,000	0.85	March 10, 2022	Nil
Total	50,000
Lukas H. Lundin	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
	100,000	0.64	March 10, 2021	5,000
	100,000	0.85	March 10, 2022	Nil
Total	350,000
William A. Rand	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	2,500
	50,000	0.85	March 10, 2022	Nil
Total	250,000
Catherine J.G. Stefan	50,000	1.30	March 10, 2018	Nil
	50,000	1.82	March 5, 2019	Nil
	50,000	1.10	March 6, 2020	Nil
	50,000	0.64	March 10, 2021	2,500
	50,000	0.85	March 10, 2022	Nil
Total	250,000
Notes to Directors’ Outstanding Option-Based Awards:
1.
Option values have been calculated using the closing price of the Shares on the TSX on December 29, 2017 (last trading date of 2017) of $0.69 per share, less the applicable exercise price of the outstanding options. As at December 31, 2017, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.
2.
Mr. Hochstein received a grant of options in recognition of his services as President and CEO prior to resigning those roles in January 6, 2015 and March 23, 2015, respectively, in addition to the options received for his role as Executive Chairman of Denison at the time of this grant.

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Value Vested or Earned in 2017
The following table sets out for each non-employee director the value of the Company’s option- based equity plan compensation vested or earned during the financial year ended December 31, 2017. The Company had no non-equity incentive plan compensation for directors at December 31, 2017.

Name	Option-based awards Value vested during the year1 (CAD$)
W. Robert Dengler	(250)
Brian D. Edgar	(250)
Ron F. Hochstein	(22,125)
Kwang Hee Jeong	Nil
Lukas H. Lundin	5,750
William A. Rand	(250)
Catherine J.G. Stefan	(250)

Note to Value Vested or Earned in 2017:
1.
The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2017 were exercised on their vesting date. Options that had a negative value on their vesting date are included in this calculation. A negative value indicates that the exercise price of the option exceeds the market value of Denison’s shares on the vesting date.

Share Ownership Requirement
The Board has adopted a Share ownership requirement for its members. It provides that all non- employee directors must own a requisite number of Shares by the later of five years from becoming a non-employee director or March 7, 2013, being the date on which the Share ownership requirement was increased. In 2017, directors were required to own Shares with a cost equal to three times the value of their annual director retainers. Stock options do not count toward directors’ Share ownership requirements. The Board has exempted nominees of KHNP, the Company’s largest shareholder, from this requirement. In 2017, all directors to whom the Share ownership requirement applied held a sufficient number of Shares.

Loans to Directors
As at the date of this Circular, Denison and its subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

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EXECUTIVE COMPENSATION

This section of the Circular discusses Denison’s executive compensation program and the pay decisions affecting its Named Executive Officers (“NEOs”). The table below sets out Denison’s NEOs for the 2017 financial year.

NEO	Position(s) during 2017	Basis
David D. Cates	President & Chief Executive Officer	The Chief Executive Officer qualifies as an NEO under Canadian securities laws.
Mac McDonald	Vice President Finance & Chief Financial Officer	The Chief Financial Officer qualifies as an NEO under Canadian securities laws.
Peter Longo	Vice President, Project Development	Mr. Longo was one of the three most highly compensated officers, excluding the CEO and the CFO, at the end of the year
Michael Schoonderwoerd	Vice President, Controller	Mr. Schoonderwoerd was one of the three most highly compensated executive officers, excluding the CEO and the CFO, at the end of the year.
Dale Verran	Vice President, Exploration	Mr. Verran was one of the three most highly compensated executive officers, excluding the CEO and the CFO, at the end of the year.

The Objectives of the Company’s Compensation Program
Denison strives to improve Shareholder value through sustainable corporate performance. The Company recognizes that its employees and, in particular, the leaders within the organization have a significant impact on Denison’s success in the uranium market.

In support of its goal, Denison’s executive compensation program has three objectives:

1. Align the interests of its executive officers with the long-term interests of the Company and its Shareholders.
2. Link compensation to the performance of both the Company and the executive.
3. Compensate executive officers at a level and in a manner that ensures that Denison is capable of attracting and retaining talented executives.

Managing Risk
When determining an executive’s compensation package, the Compensation Committee seeks to balance annual performance incentives, which are awarded based on success against pre- established short-term corporate and individual goals, with long-term incentive payments, including stock option grants under Denison’s Option Plan, to drive longer term performance. In doing so, the Compensation Committee considers the implications of each of the various components of the Company’s compensation policies and practices to ensure that executive officers are not inappropriately motivated towards shorter-term results or excessive risk taking or illegal behaviour.

The Compensation Committee uses a number of strategies to reduce the risk associated with compensation, including:

●
Reviewing and approving annual individual objectives of executives and then assessing performance against these objectives when awarding the individual performance component of the annual bonus;
●
Considering the Company’s performance relative to its peers when reviewing the corporate performance component of the NEO’s annual bonus;
●
Making the annual bonus payment of the CEO and the CFO conditional upon a claw back agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct;

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●
Considering individual performance against set objectives when determining the quantum of any stock option grants to executives;
●
Setting standard vesting terms on stock option grants which align optionees’ interests with longer term growth of the Company, using 12-month and 24-month vesting provisions and five year option terms;
●
Acknowledging the Board’s role in overseeing compensation policies and practices and exercising discretion to adjust payouts up or down; and
●
Prohibiting Denison’s directors and officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Shares.

Compensation Decision-Making
The Compensation Committee reviews all of Denison’s policies and programs relating to executive compensation and makes recommendations to the Board. This process involves:

● Benchmarking and Executive Incentive Bonus Plan review
The Compensation Committee periodically reviews Denison’s compensation practices against a peer group of companies to ensure that the Company’s compensation is in line with industry. At the same time, the Compensation Committee reviews the Executive Incentive Bonus Plan (the “Bonus Plan”) annually and considers if any modifications are required.

● Establishing objectives to measure performance
The objectives of the CEO are reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The Compensation Committee reviews and approves the annual objectives of the other NEOs.

● Evaluating performance	The performance of the CEO is reviewed by the Compensation Committee. The performance of the other NEOs is reviewed by the CEO and reported to the Compensation Committee.
● Determining compensation packages
The CEO’s base salary and bonus grants are calculated, reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The base salaries and bonuses of the other NEOs are reviewed and approved by the Compensation Committee. The Board approves all stock option grants.

Compensation Consultant Advice

In connection with the appointment of a new President and CEO in 2015, with the appointment of Mr. Cates, Denison retained the services of Global Governance Advisors ("GGA") to review the compensation of the President and CEO and to provide insight regarding market best practices for CEO severance provisions and one-time equity awards upon promotion.

Denison further retained the services of GGA to review and report on the competitiveness of the Company’s long-term incentive plan, after the Company received feedback from certain investors, suggesting the Company’s management could hold more equity in the Company.

Benchmarking

Denison seeks to provide competitive total compensation packages to its executive officers to ensure that it attracts and retains the most talented individuals. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members. Denison’s target compensation position is the median against a peer group of similar type and size of Canadian mining companies.

In early 2017, Denison retained the services of GGA to review the Company’s peer group, assess the Company’s long term incentive plan and to provide insight regarding the typical pay mix for CEOs within the peer group. Included in the report was a digest of the mix of CEO pay amongst salary, short and long term incentive, as well as share ownership levels of the CEOs included in the peer group.

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The following criteria were used in creating the Company’s peer group: North American-based companies, with a preference for Canadian headquartered companies listed on the TSX, at the pre-production stage of development, focused on exploration and development of precious metals or other minerals with three or more current expansion projects and generally of a similar size (0.5x to 2.0x) in terms of total assets and market capitalization. Based on these factors, it was determined that the following companies were suitable peer comparators for consideration in determining levels of senior executive compensation: Alexco Resources Corp., Energy Fuels Inc., UR-Energy Inc., Largo Resources Inc., NexGen Energy Ltd., Roxgold Inc., Fission Uranium Corp., Seabridge Gold Inc., Continental Gold Inc., Sabina Gold & Silver Corp., Lundin Gold Inc., Altius Minerals Corporation, Polymet Mining Corp., Premier Gold Mines Limited, Mountain Province Diamonds Inc. and Platinum Group Metals Ltd.

The results of the benchmarking review by GGA illustrated that the Company’s current pay mix was disproportionately weighted to base pay, as compared to its peers, and that the long term incentive portion of the pay mix was lacking. Accordingly, the Compensation Committee has made modifications to its approach for the issuance of long term incentive awards: (a) with a focus on the issuance of stock options in 2017 and 2018, and (b) the adoption of the Share Unit Plan (for consideration by Shareholders at the Meeting) in 2018. The Compensation Committee intends to continue to evaluate the overall appropriateness of the Company’s NEO compensation mix in subsequent periods.

Executive Compensation-Related Fees
Fees of (a) $16,800 were paid to GGA for services rendered to the Company in 2015 and, (b) $13,808 were paid to GGA for services rendered to the Company in 2017.

Compensation Framework
The Company uses three key compensation components to achieve the executive compensation program’s objectives: base salary, annual performance incentive and long-term incentive.

Base Salary
Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining the qualified executives. Base salaries are reviewed annually to ensure that they reflect how an individual fulfills his responsibilities and to ensure that Denison’s compensation stays competitive.

Annual Performance Incentives
Denison’s annual performance incentive is a short-term variable element of compensation in the form of a cash bonus. Based on a recommendation of the Compensation Committee, Denison’s Board has approved the Bonus Plan for Denison’s CEO, CFO and Vice-Presidents. Depending on an executive’s position within the Company, his or her bonus represents a varying percentage of his or her target total compensation. Denison’s most senior executives have the highest amount and proportion of annual incentive compensation as follows:

CEO – up to 80% of base salary
CFO – up to 50% of base salary
VP – up to 40% of base salary

 The stated goal of Denison’s compensation program is to improve Shareholder value through sustainable corporate performance. Linking corporate and personal performance to support this goal, Denison has incorporated two performance measures into its bonus calculations:
Corporate performance is based on quantitative performance measures, while the individual component is both qualitative and quantitative.
1. Corporate performance
2. Individual performance

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Corporate Performance Measures: Denison has chosen to measure corporate performance using recognized and objective measurements for Shareholders:

Shareholder Return (SR) measures, on the last day of the year, how well management has enhanced Denison’s Share price.

Shareholder Return Relative to Industry (SRI) measures the return of Denison’s Shareholders relative to the uranium industry’s return to shareholders. For the purposes of this assessment, industry return is assessed with reference to the Global X Uranium ETF, an investment fund listed on NYSE Arca.

The annual target for SR is set at the beginning of the year and determined by the CEO in consultation with the Compensation Committee. The actual Corporate Performance Measures will be determined at the end of the fiscal year and measure performance for that year. To eliminate the impact of a single trade at the close of the trading day, the share price used to evaluate SR and SRI will generally be the single day volume weighted average on the last trading day of the year. The allocation of the Corporate Performance measure is 50% to the SR measure and 50% to the SRI measure.

Individual Performance Measures: Denison’s qualitative performance measurements reflect the performance of individuals and their teams in meeting Denison's annual business objectives. They include health, safety and environment metrics, budget cost control and resource growth. For example, if in any year the Company suffers a fatality at any of its operations worldwide, the performance measurement of health, safety and environment component of the individual performance measure will be assessed at 0% for all executives under the plan.

Individual performance measures may also include personal development goals, such as team building, human resources, personal development, and long-term objective achievement.

Each year, the CEO meets with the executives to develop a set of Individual Performance Measures and to set objectives for the year, which are then presented to and approved by the Compensation Committee. The CEO also presents his Individual Performance Measures to the Compensation Committee for recommendation to the Board for approval.

Bonus Weighting and Proportions
The following table below provides information about the performance measure categories and their weight for each executive.

	Corporate (%)	Individual (%)
CEO	70	30
CFO	60	40
VP	50	50

Finally, for each Performance Measure, there are three levels of achievement:

	Base Target	Stretch Target	Breakthrough Target
CEO	Up to 50%	60%	80%
CFO	Up to 30%	40%	50%
VP	Up to 20%	30%	40%

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Long-Term Incentives

Stock option grants to executives play an important role in helping Denison meet the objectives of its compensation program. Stock options reward long-term growth and an appreciation in Share price thus creating Shareholder value. Additionally, stock option grants are commonplace in the Canadian mining industry and are an important part of keeping Denison’s compensation competitive with that of its peers.

Denison’s Option Plan is described in detail starting on page 45 of this Circular. The Compensation Committee has a “Stock Based Compensation Grant Policy”, as amended by approval of the Board on March 8, 2018, which provides for a uniform granting practice for eligible employees at Denison.

Under Denison’s policy, stock option grants are made annually following the release of year end results. Stock options continue to be priced in accordance with the Option Plan and the Company’s Disclosure Policy. Half of the options granted vest on the first anniversary of the grant, with the remainder vesting on the second anniversary of the grant. All options granted under the policy have a five year term.

The magnitude of a grant for an employee is based on:

(a)
Scope of Role & Responsibility: an employee’s level of responsibility and ability to impact the Company’s results; and

(b)
Individual and Corporate Performance: the assessment of individual and corporate performance (as detailed above) is a factor in determining the quantity of equity compensation to be granted to Denison’s executive officers, linking the magnitude of equity based compensation to the objectives and achievements of each executive officer.

Provided shareholder support is received, and the Share Unit Plan is approved by the Shareholders, it is the intention of the Company to factor in the issuance of Restricted Share Units and/or Performance Share Units to its executives as part of its long-term incentive program. Any such grants would be in keeping with the policies of the Compensation Committee, largely in line with those set forth in the Stock Based Compensation Grant Policy described above.

NEO Compensation Results 2017
The Board reviews the Company’s performance and the analysis and recommendations of the Compensation Committee in respect of NEO compensation throughout the year, including the Compensation Committee's assessment of the competitiveness of salaries within Denison's peer group, and approved the following decisions regarding base salaries, long term incentive awards, and annual performance incentives as it relates to Denison’s fiscal 2017 period.

Base Salaries
Mr. Cates became President and Chief Financial Officer on January 13, 2015. Effective March 23, 2015 and concurrently with the appointment of Mr. McDonald as Chief Financial Officer, Mr. Cates became President and Chief Executive Officer. As a result of the appointments, his salary was set at $250,000, subject to review after 6 months, after which his salary was set at $270,000 for 2016. Mr. Cates’ salary for 2017 was $300,000.

Mr. McDonald was appointed Vice President Finance and Chief Financial Officer effective March 23, 2015 and his salary was set at $205,000 for 2015, $220,000 for 2016 and $248,000 for 2017.

Mr. Schoonderwoerd was appointed Vice President Controller on January 1, 2013. In 2015, Mr. Schoonderwoerd's salary was set at $187,000, increased to $189,610 for 2016 and $193,610 for 2017.

Mr. Longo joined the Company as Vice President Project Development in November 2014, with a salary of $235,000, which was increased to $240,000 for 2016 and $245,000 for 2017.

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Mr. Verran was promoted from the position of Technical Director to Vice President Exploration effective January 1, 2016. His annual salary was $184,000 in 2016 and $210,000 in 2017.

Compensation upon termination for the NEOs is discussed in detail on page 42 of this Circular.

Long Term Incentives
Denison’s NEOs received an annual stock option grant in March 2017 in accordance with Denison’s Stock Option Grant Policy. These option grants are detailed in the Outstanding Option-Based Awards table on page 41 of this Circular.

In addition, in March 2018 the Board granted to NEO’s certain stock options and Restricted Share Units in lieu of cash payments with respect to a portion of their bonus for services performed in fiscal 2017. These grants are detailed on page 37 of this Circular. For more information on PSU and RSU equity compensation grants as at the date of this Circular, see “Ratification and Confirmation of Share Units Granted Under the Share Unit Plan granted in 2018” on page 14 of this Circular.

There were no options or other equity compensation held by the NEOs that were re-priced downward during the most recently completed financial year of the Company.

Annual Performance Incentives
Denison's NEOs were eligible to receive a bonus for the year ended December 31, 2017, in accordance with the Company’s Bonus Plan. As previously discussed, computation of bonuses is based on assessments of corporate and individual performance.

2017 Corporate Performance
As explained earlier in this Circular, Corporate Performance Measures are assessed by looking at Shareholder Return (SR)1 and Shareholder Return Relative to Industry (SRI)2. The Compensation Committee had set a target of 10% SR for 2017. For SRI under the Company’s Bonus Plan, the performance of Global X Uranium ETF is used as the bench mark for measuring industry performance.

When the Compensation Committee assessed the Company’s performance in 2017, it determined that Denison’s SR for the year was -2.14% (below the 10% target) and its SRI was 4.92% (with the Global X ETF benchmark quoted at 16.84%). As the Company’s performance did not meet either target, no bonus was paid on account of SR or SRI.

2017 Individual Performance
In May 2017, the Board of Directors approved individual objectives for Mr. Cates upon the recommendation of the Compensation Committee. In March 2018, the Compensation Committee assessed Mr. Cates' performance against these objectives to determine his entitlement under the Bonus Plan.

The Committee determined that Mr. Cates had substantially completed his objectives with the following analysis:

  _________________________________________________________________
1 SR is computed based on the share price of Denison on the TSX in Canadian dollars.
2 SRI is computed based on the share price of Denison on the NYSE American. This measure is used for SRI, as the bench mark (Global X Uranium ETF) is quoted in US dollars. By using Denison’s share price on the NYSE American, there is no risk of unintended foreign exchange volatility impacting the assessment of the Company’s performance against the SRI bench mark.

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Objective		Assessment
1. Drive the development of the Wheeler River project consistent with the Company’s objective of becoming the next uranium producer in the Athabasca Basin.	√
● On January 31, 2018, the Company announced an updated NI 43-101 resource estimate for the Gryphon deposit, reporting an 88% increase from the previous mineral resource estimate for the Wheeler River property, representing an important step in the Pre Feasibility Study process for the project.
● The Company continued with PFS related project work in 2017, including the study of alternative mining methods at Phoenix in the attempt to reduce upfront CAPEX.
● Work continued with engineering and environmental studies and consultations.
● MOU agreements were discussed, with two executed, with the four prioritized northern communities, as stakeholders in the development of the project.

2. Develop a comprehensive five-year strategic plan (including financial plan) for the Company, for discussion with the Board of Directors.	√
● Presented a preliminary draft of the 5 year plan as part of the President’s report for Q3-2017 Board meeting.
● Comprehensive 5-year strategic plan was presented during the Board’s 2018 Budget meeting, outlining management’s strategy for funding its various projects and expenditures.

3. Obtain financing to fund continued exploration and evaluation activities at Wheeler River and other high priority properties to the end of 2018 and beyond.	√	● Obtained financing for 2018 exploration program with closing of $14,500,000 bought deal private placement of flow-through Shares in February 2017.
4.   Continue to dynamically manage the Company’s strategic resource base and continue to upgrade the Company’s exploration portfolio for exposure to a new discovery on a project outside of Wheeler River.

	√	● Carried out significant evaluations of potential transactions, and discovered new mineralization at Waterbury Lake – leading to the Huskie zone.
5. Meet or surpass operating plan / budget objectives by maintaining or increasing the sources of internally generated cash flows, and reducing non-exploration expenditures by a target of 5%	√
● Focused DES on pursuing new business opportunities, and successfully entering into a two year services agreement with Rio Algom Ltd., a subsidiary of BHP Billiton LTd., in relation to the management and operation of Rio Algom’s the Elliot Lake and Selbaie sites.
● Achieved Corporate G&A (excluding project costs, legal suits or stock compensation expense) for 2017, 3.2% under budget.

6. Given challenging market conditions, enhance the scope of the Company’s investor relation and stakeholder relation activities	√
● Significant progress was made to enhance the Company’s marketing materials and shareholder communications efforts – namely a modernized slide deck was created and deployed, an email marketing database and template was created to directly communicate with interested investors, and an investor database was created – with contact information and meeting notes from all one-to-one meetings.
● Successfully recruited Shae Frosst, as Manager of Investor Relations & Corporate Development, as an additional point of contact for investors and analysts.

7. Continue to work towards the collection of contingent payments owing from Uranium Industry a.s. (“UI”) related to the prior sale of the Gurvan Saihan Joint Venture.	1/2
● Negotiations with UI continued, with an extension agreement with UI in early 2017, calling for an installment by Jan. 31, 2017, the payment of regular interest at 5%, and an extended due date of July 2017. To date, no payments have been received under the extension.
● On December 12, 2017, the Company filed a Request for Arbitration under the Arbitration Rules of the London Court of International Arbitration, to which UI submitted its response and counterclaim on February 14, 2018. The parties have been working to appoint the arbitration panel and its chair.

8. Continue to instill a culture of 100% regulatory EH&S compliance	√	● Consistently positive Environment, Health and Safety reports continue to speak to Denison’s overall commitment to a culture of 100% regulatory and environmental compliance.
9. Continue to instill a culture of 100% ethical business conduct and zero tolerance	√	● Denison continues to be committed to maintaining a culture of 100% ethical business conduct and a reputation amongst industry participants and regulators as being highly reputable and ethical.

Each of the other NEO's eligible for a bonus for 2017 set individual performance objectives for 2017, and the Compensation Committee assessed their performance against these objectives for determining entitlement under the Bonus Plan.

In looking at Mr. McDonald's performance over 2017, the Compensation Committee determined that Mr. McDonald exceeded his bonus targets on all of his objectives. Among targets which he surpassed, Mr. McDonald (a) made significant contributions to the development of the Company’s comprehensive 5-year strategic plan, which was presented and approved during the Board’s 2018 Budget meeting, outlining management’s strategy for funding its various projects and expenditures; (b) led the management of DES in the scoping and assessment of different reporting systems, and the optimization of current systems; (c) guided the financial management of corporate development, capital raising, investor relations, and other strategic activities entered into during the year; (d) oversaw critical finance projects identified for 2017, and (e) identified areas for budget cost control.

The Compensation Committee concluded that Mr. Longo outperformed against the majority of his objectives in 2017. Mr. Longo was determined to have exceeded his objectives relating to the advancement of engineering field programs, optimization studies, environmental baseline studies, community consultations, and other preparation for a Pre-Feasibility Study and Environmental Assessment process for the Wheeler River project.

The Compensation Committee considered Mr. Schoonderwoerd’s performance in 2017 against his objectives. Mr. Schoonderwoerd exceeded expectations during the year in respect of several of his objectives, most notably (a) becoming the operational compliance leader within the finance team; (b) improving team workflows to improve frequency and timeliness of internal financial reports; and (c) taking ownership of the Company’s tax reporting and compliance responsibilities.

The Compensation Committee also considered Mr. Verran’s performance in 2017 against his objectives and concluded that Mr. Verran had outperformed against most of his objectives in 2017. Mr. Verran and the exploration team were successful in (a) completing the work for an updated mineral resource estimate for the Wheeler River Project announced in January 2018, (b) discovering new mineralization at the Company’s Waterbury Lake property and identifying the Huskie zone of mineralization; and (c) meeting and exceeding exploration cost targets on an “all-in” dollars per metre basis.

All NEOs were recognized as exceeding their objectives in 2017 relating to health and safety, as the Company had no lost time accidents and was 100% compliant with applicable environmental and health and safety laws and regulations.

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Based on the foregoing, the assessment of the following NEOs’ bonus entitlement was:

Name	Corporate Calc/Max (CAD$)	Individual Calc/Max (CAD$)	Total Calc/Max (CAD$)
David Cates	0.0% / 56.0%	18.5% / 24.0%	18.5% / 80.0%
	$0	$55,500	$55,500

Mac McDonald	0.0% / 30.0%	17.6% / 20.0%	17.6% / 50.0%
	$0	$43,650	$43,650

Peter Longo	0.0% / 20.0%	14.8% / 20.0%	14.8% / 40.0%
	$0	$36,260	$36,260

Michael Schoonderwoerd	0.0% / 20.0%	13.9% / 20.0%	13.9% / 40.0%
	$0	$26,810	$26,810

Dale Verran	0.0% / 20.0%	15.2% / 20.0%	15.2% / 40.0%
	$0	$32,130	$32,130

It was determined by the Board, on a recommendation from management and the Compensation Committee, that the bonus entitlements be paid to the NEOs by way of a combination of cash (25%) and an additional grant of stock option or RSU equity compensation (75%), as outlined below:

Name	Total Bonus(CAD$)	Cash Portion(CAD$)	Equity Portion(CAD$)	Bonus Options Granted (1)(#)	Bonus RSUs to be Granted (2)(#)
David Cates	$55,500	$13,875	$41,625	198,214	-
Mac McDonald	$43,650	$11,272	$32,378	154,181	-
Peter Longo	$36,260	$9,065	$27,195	129,500	-
Michael Schoonderwoerd	$26,810	$6,703	$20,107	95,748	-
Dale Verran	$32,130	$8,032	$24,098	45,900	31,432
Total	$194,350	$48,947	$145,403	623,543	31,432

Note:
1.
The options were valued at $0.21 per underlying Share, calculated using the Black Scholes option-pricing model, according to IFRS 2 Share-based payment, and applying a 30% discount factor.
2.
The RSUs were valued at $0.46 per Share Unit, based on a $0.60 Share price (at the time of Compensation Committee approval) and an estimated present value of the Shares to vest under the RSUs over the three year vesting period at an annual discount rate of 15%.

Performance Graph
The following graph compares the cumulative total shareholder return for CAD$100 invested in the Shares on the Toronto Stock Exchange for the Company’s five most recently completed financial years with the cumulative total shareholder return of the TSX S&P/TSX Composite Index for the same period.

The Share performance as set out in the graph does not necessarily indicate future price performance. The Shares trade on the TSX under the symbol “DML”.

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Cumulative Value of CAD$100 Investment

Data supplied by the TSX.

Five-Year Trend in NEO Total Compensation
Compared to Denison Cumulative Value of CAD$100 Investment

To evaluate the trend in Denison compensation levels in relation to Share performance as measured in the graph above, Denison relied on the total annual compensation awarded for fiscal years 2014 through 2017 on the same basis as is currently disclosed in the “Summary Compensation Table” below, using the fiscal year 2013 as a base amount for comparing changes in compensation over time.

Denison Share data supplied by the TSX.

Five-Year Trend Discussion
The annual compensation in the table above reflects total compensation for the CEO and the four other NEOs disclosed each year, rather than compensation from 2013 to 2017 for the current NEOs who may not have been NEOs in prior years.

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The total compensation for Ron Hochstein, Mr. Cates' predecessor, is included in the above table. In 2012, Mr. Hochstein volunteered to reduce his base salary by 13.9% as part of the Company’s transition from a uranium producer to an exploration and development company (with the sale of its U.S. Mining Division). His salary remained at the same level through 2013 and 2014, while his total compensation in those years decreased largely due to the decrease in the overall size of Mr. Hochstein's bonus.

The total compensation of Mr. Cates in his former role of Chief Financial Officer of the Company, is included in “Other NEO Pay” in 2013 and 2014. Mr. Cates became CFO on January 1, 2013, and the Compensation Committee did not make any adjustment to Mr. Cates’s base compensation in 2014 and early 2015 in his role as CFO, except for minor cost of living increases. In connection with his promotion to President and CEO in 2015, the Compensation Committee approved a 33.9% increase in Mr. Cates' salary, increasing it to $250,000. Mr. Cates’ salary was later increased to $270,000 for 2016 and $300,000 for 2017.

Total compensation in “Other NEO Pay” trended slightly downward in 2014 and 2015 compared to 2013. NEO salary increases in 2014 and 2015 were limited to cost of living increases, with the decline in total compensation reflecting reduced bonus pay due to Denison’s disappointing SR and SRI performance in 2014 and 2015.

After consultation with GGA on NEO Compensation in 2015, the Compensation Committee approved moderate increases in salary compensation for the NEOs for 2016. In 2017, the Compensation Committee deemed a further modest increase in salary compensation appropriate, in consideration of the team’s achievements. When Mr. McDonald was appointed CFO on March 23, 2015 his salary was set at $205,000 and he received increases to $220,000 in 2016 and $248,000 in 2017 to bring his salary closer to market benchmarks. Mr. Longo joined the Company in 2014, and his compensation was set at $235,000. No adjustment was made to his salary until an increase to $240,000 for 2016 and then $245,000 for 2017. Mr. Verran was appointed VP Exploration and became an NEO effective January 1, 2016, with a salary of $184,000, which was increased to $210,000 in 2017.

In part due to investor feedback suggesting that the Company’s relatively young roster of NEOs could hold more equity in the Company, GGA was engaged in March 2017 to provide a report, in part, on the competitiveness of the Company’s long-term incentive plan. After consideration, the Compensation Committee approved both an “ordinary” grant of options (with the grant of 2,065,000 options to NEO’s in accordance with the Company’s Stock Option Grant Policy) and a “special” grant of options (with the additional grant of 1,735,000 stock options) in 2017, thereby increasing the NEOs’ stake in the Company’s equity. As a result, equity compensation saw a larger than typical increase in 2017. The “special” grant of options was also intended to compensate NEOs for what was assessed as under-optioning the previous year, based on the most recent benchmarking provided by GGA.

In addition, the Compensation Committee considered the form of equity being issued pursuant to the Company’s long-term incentive plan with reference to the March 2017 GGA report, which noted that the grant of share units under a share unit plan would assist management in increasing their respective share ownership levels in response to investor feedback. As a result, the Company’s Share Unit Plan, providing for the issuance of Restricted Share Units and Performance Share Units was adopted in March, 2018. See “Equity Compensation Plans” on page 44 for more details.

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Compensation of Named Executive Officers
The table below is a summary of base salary, incentive-based awards and other compensation awarded to the NEOs in the last three financial years. None of the NEOs received any share-based awards or any non-equity awards under a long-term incentive plan. The Company does not have any defined benefit or actuarial plans for active employees.

Summary Compensation Table

Name and Principal Position	Year	Salary (CAD$)	Option-based awards1 (CAD$)	Non-equity Annual Incentive Plans2 (CAD$)	All other compensation3 (CAD$)	Total compensation (CAD$)
David D. Cates President and CEO	2017 2016 2015	300,000 270,000 250,000	457,042 34,246 96,495	55,500 135,950 39,750	25,427 24,293 21,936	837,969 464,489 408,181
Mac McDonald4 Vice President, Finance & CFO	2017 2016 2015	248,000 220,000 158,555	345,871 27,082 54,562	43,650 80,520 27,060	22,668 19,954 16,099	660,189 347,556 256,276
Peter Longo Vice President, Project Development	2017 2016 2015	245,000 240,000 235,000	161,222 21,661 46,378	36,260 66,840 37,130	14,686 14,303 14,093	457,168 342,804 332,601
Michael Schoonderwoerd Vice President, Controller	2017 2016 2015	193,610 189,620 186,088	119,791 15,012 43,266	26,810 46,450 11,310	24,671 23,542 22,091	364,882 274,624 262,755
Dale Verran5 Vice President, Exploration	2017 2016 2015	210,000 184,000 155,857	119,104 13,104 25,761	32,130 46,090 5,100	13,287 12,063 5,286	374,521 255,257 192,004

Notes to Summary Compensation Table:
1.
This amount represents the fair value, on the date of grant, of awards made under the Option Plan for the applicable financial year. See “Equity Compensation Plans” beginning on page 44 of this Circular. The grant date fair value has been calculated using the Black Scholes option-pricing model according to IFRS 2 Share-based payments since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Reference is made to the disclosure regarding the Company’s Option Plan in Note 20 in the Consolidated Financial Statements for the Year Ended December 31, 2017 available on SEDAR at www.sedar.com.
2.
These amounts were earned in the fiscal year noted and were paid in the following fiscal year. For 2015, in lieu of cash payments, the Company provided an additional special stock option grant on account of NEO 2015 bonuses. For each of 2016 and 2017, 25% of the NEO bonuses were paid in cash, with 75% of the NEO bonuses paid by an additional special stock option grant (see page 37 of this Circular for more details of the options granted).
3.
These amounts consist of car allowance, travel-to-work or parking benefits, life insurance premiums and retirement savings benefits. The retirement savings benefits component exceeds 25% of the benefits included under the heading “All Other Compensation”, in 2017, 2016 and 2015, respectively as applicable, as follows (i) for Mr. Cates: $12,000, $10,800, $10,000; (ii) for Mr. McDonald: $9,920, $8,800, $6,342; (iii) for Mr. Longo: $9,800, $9,600, $9,400; (iv) for Mr. Schoonderwoerd: $12,343, $11,377, $10,938; and (v) for Mr. Verran: $8,400, $7,360, $3,100.
4.
Mr. McDonald joined Denison effective March 23, 2015.
5.
Mr. Verran joined Denison in December, 2013 as an independent consultant, became an employee in July 2015 as Denison’s Director of Exploration and was promoted to Vice President Exploration effective January 1, 2016.

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Incentive Plan Awards
In prior years, the Company employed two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards in the form of cash bonuses. In March 2018, the Board granted share-based incentives, subject to ratification and confirmation by Shareholders at the Meeting. See “Equity Compensation Plans” below, for more information.

Outstanding Option-Based Awards
The following table sets out for each NEO the number and value of options outstanding on December 31, 2017.

Name	Number of Shares underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the- money options (CAD$)1
David D. Cates	80,000	1.30	March 10, 2018	Nil
	91,000	1.82	March 5, 2019	Nil
	155,000	1.10	March 6, 2020	Nil
	200,000	0.55	November 6, 2020	28,000
	355,7502	0.64	March 10, 2021	17,788
	1,927,6003	0.85	March 10, 2022	Nil
Total	2,809,350
Mac McDonald	103,000	1.01	March 20, 2020	Nil
	100,000	0.55	November 6, 2020	14,000
	260,3002	0.64	March 10, 2021	13,015
	1,400,9003	0.85	March 10, 2022	Nil
Total	1,864,200
Peter Longo	82,000	1.10	March 6, 2020	Nil
	80,000	0.55	November 6, 2020	11,200
	282,6502	0.64	March 10, 2021	14,133
	728,8003	0.85	March 10, 2022	Nil
Total	1,173,450
Michael Schoonderwoerd	55,000	1.30	March 10, 2018	Nil
	62,000	1.82	March 5, 2019	Nil
	74,000	1.10	March 6, 2020	Nil
	80,000	0.55	November 6, 2020	11,200
	126,5502	0.64	March 10, 2021	6,327
	533,2003	0.85	March 10, 2022	Nil
Total	930,750
Dale Verran	29,000	1.82	March 5, 2019	Nil
	29,000	1.10	March 6, 2020	Nil
	80,000	0.55	November 6, 2020	11,200
	63,000	0.64	March 10, 2021	3,150
	529,9003	0.85	March 10, 2022	Nil
Total	730,900

Notes for Outstanding Option-Based Awards:
1.
Option values have been calculated using the closing price of the Shares on the TSX on December 29, 2017 (last trading date of 2017) of $0.69 per share, less the applicable exercise price of the outstanding options. As at December 31, 2017, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.
2.
Comprised in part of a special stock option grant to each NEO in lieu of cash payments, on account of NEO 2015 bonuses: Cates, 198,750; McDonald, 135,300; Longo, 185,650; and Schoonderwoerd, 56,550.
3.
Comprised in part of special stock option grants to each NEO (a) in lieu of cash payments, on account of NEO 2016 bonuses: Cates, 477,600; McDonald, 282,900; Longo, 234,800; Schoonderwoerd, 163,200; and Verran, 161,900; and (b) to address investor feedback and increase NEOs’ equity stake in the Company: Cates, 653,000; McDonald, 520,000; Longo, 237,000; Schoonderwoerd, 172,000; and Verran, 153,000.

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Value Vested or Earned during 2017
The table below sets out information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended December 31, 2017 for each NEO.

Name	Option-based awards Value vested during the year1 (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
David D. Cates	33,315	55,500
Mac McDonald	26,451	43,650
Peter Longo	27,668	36,260
Michael Schoonderwoerd	9,936	26,810
Dale Verran	7,935	32,130

Notes for Value Vested or Earned During 2017:
1.
The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2017 were exercised on their vesting date. Options that had a negative value on their vesting date are included in this calculation. A negative value indicates that the exercise price of the options exceeds the market value of Denison’s shares on the vesting date.

Loans to Executives
As of the date of this Circular, Denison and its subsidiaries had no loans outstanding to any current or former NEOs, except routine indebtedness as defined under Canadian securities laws.

Compensation on Termination
Messrs. McDonald, Longo, Schoonderwoerd and Verran all had similar written executive employment agreements with the Company at the end of the financial year, which set out their rights in the event of termination, including termination without cause or termination by the executive for "Good Reason" (as defined below).

Upon termination of the employment agreement by either party for any reason, the NEO shall be paid all compensation earned by him (regardless of whether yet paid) as of the effective date of termination. In the event that the NEO's employment is terminated (a) by the Company for a reason other than just cause or (b) by the NEO in the event of a Good Reason, the NEO will be entitled to a payment equal to 18 months’ salary and a bonus payment in an amount equal to the bonus payment earned by such NEO for the fiscal year ending immediately prior to the effective date of termination.

Pursuant to Mr. Cates' executive employment agreement with the Company, upon termination of the employment agreement by either party for any reason, Mr. Cates shall be paid all compensation earned by him (regardless of whether yet paid) as of the effective date of termination. In the event that Mr. Cates's employment is terminated (a) by the Company for a reason other than just cause or (b) by Mr. Cates in the event of a Good Reason, Mr. Cates will be entitled to (i) a payment equal to 24 months’ salary, (ii) a bonus payment in an amount equal to the bonus payment earned by Mr. Cates for the fiscal year ending immediately prior to the effective date of termination, and (iii) a payment equivalent to 19% of the amount determined pursuant to (i) as compensation for discontinued benefits.

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In each contract, a Good Reason means:

●
the assignment of any duties inconsistent with the status of the executive's assigned office or a material alteration in the executive’s duties, responsibilities, status or reporting relationship;

●
a reduction in the executive’s annual base salary;

●
requiring the executive to be based in a different location;

●
any other events or circumstances which would constitute a constructive dismissal at common law; or

●
a “change of control” of the Company. A “change of control” means (a) the acquisition of control or direction by any holder of the voting rights of 50% or more of the Shares, (b) a cessation of the incumbent directors constituting a majority of the Board when the incumbent directors do not recommend or approve of the replacement directors, or (c) the approval by the Shareholders of (i) a business arrangement (such as an amalgamation, arrangement or merger) not approved by the Board which results in the current Shareholders immediately thereafter not holding more than 50% of the Shares; (ii) the liquidation, dissolution or winding up of the Company; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Company.

Pursuant to the Company's Option Plan, subject to a specific provision in an NEO employment agreement, all options held by directors and employees of the Company vest immediately following a change of control, which is defined in the Option Plan as the acquisition of 30% or more of the then outstanding Shares or a sale by the Company of substantially all of its assets. All options are then exercisable for a period of 60 days following the close of any such transaction.

Pursuant to the employment agreements for each of Messrs. Cates, McDonald, Longo, Schoonderwoerd and Verran, if the NEO's employment agreement is terminated by the Company without cause or by the NEO for Good Reason, any of such NEO's unvested stock options will automatically vest and all stock options held by the NEO will be exercisable for a 90-day period.

The table below is a summary of the compensation that would have been paid to the NEOs if any of them had been terminated on December 31, 2017, which includes situations of termination without cause and termination without cause in the event of a change of control.

Name	Separation Pay (CAD$)	Bonus Payment (CAD$)	Value of Options1,2 (CAD$)	Payment in lieu of Benefits (CAD$)	Total (CAD$)
David D. Cates	600,000	135,950	45,788	57,000	838,738
Mac McDonald	372,000	80,520	27,015	Nil	479,535
Peter Longo	367,500	66,840	25,333	Nil	459,673
Michael Schoonderwoerd	290,415	46,450	17,528	Nil	354,393
Dale Verran	315,000	46,090	14,350	Nil	375,440

Notes to Termination Payouts:
1.
Option values have been calculated using the closing price of the Shares on the TSX on December 29, 2017 (last trading date of 2017) of $0.69 per share, less the exercise prices of the outstanding options.
2.
All options vest immediately if employment is terminated for a reason other than just cause or a Good Reason and are exercisable for a 90-day period. The amount shown represents the incremental value of the NEOs’ unexercised in-the-money options as at December 31, 2017, assuming all of the options have vested. The Company would not be required to make this payment amount upon termination of the NEO.

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EQUITY COMPENSATION PLANS

Denison’s Option Plan is a fixed number share option plan under which a maximum of 39,670,000 Shares have been authorized for issuance, representing 7.1% of the Company’s issued and outstanding shares as at December 31, 2017. The Option Plan was first implemented in 1997, and was amended and updated (with shareholder and regulatory approval) in 2006 and then again in 2013.

On March 14, 2018, the record date, there were an aggregate of 14,122,193 options outstanding under the Option Plan. The annual burn rate for the Option Plan for the fiscal years ended December 31, 2015, 2016 and 2017 is 0.43%, 0.40% and 1.16%, respectively.

As at December 31, 2017, the number and price of Shares to be issued under the Option Plan, and the percentage relative to the number of issued and outstanding Shares of the Company, was as follows:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Equity Compensation (a)	The number in (a) as Percentage of Issued and Outstanding Shares	Weighted – Average Exercise Price of Outstanding Equity Compensation (b)	Number of Shares Remaining Available for Future Issuance Under Equity Plan (excluding Shares reflected in (a))	Percentage of Issued and Outstanding Shares
Equity Compensation Plans Approved by Shareholders1	11,799,650	2.11%	$0.94	20,460,6502	3.66%
Equity Compensation Plans Not Approved by Shareholders3	N/A	N/A	N/A	N/A	N/A

Notes:
1.
The Company’s only Shareholder approved equity plan is the Option Plan. Reference is made to the disclosure regarding the Option Plan in Note 20 in the Consolidated Financial Statements for the Year Ended December 31, 2017 which are available in the Company's filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
2.
The aggregate number of Shares that may be issued pursuant to the Option Plan, as amended, may not exceed 39,670,000. As at December 31, 2017, 19,209,350 options had been granted (less cancellations) since the Option Plan’s inception in 1997.
3.
The Board adopted the Share Unit Plan effective March 8, 2018 and authorized management to grant 2,200,000 PSUs and 1,299,432 RSUs thereunder, subject to ratification and confirmation by Shareholders at the Meeting. As at the date hereof, no PSUs or RSUs had been granted by management.

On March 8, 2018, the Board approved the adoption of a fixed number share unit plan (the “Share Unit Plan”), which is being presented to the Shareholders at the Meeting for ratification and confirmation. A maximum of 15,000,000 Shares are contemplated to be authorized for issuance under the Share Unit Plan, representing 2.7% of the issued and outstanding Shares of the Company as at the date of this Circular.

As at the date of this Circular, there were an aggregate of 2,200,000 PSUs and 1,299,432 RSUs authorized by the Board for management to grant to certain eligible persons under the Share Unit Plan, representing 0.6% of the issued and outstanding securities of the Company.

2018 DENISON MANAGEMENT INFORMATION CIRCULAR

Option Plan
The purpose of the Option Plan is to attract, retain and motivate the Company’s directors, officers, key employees and consultants and to align their interests with those of the Company and its Shareholders. The Compensation Committee administers grants under the Option Plan. All grants are subject to the approval of the Board.

Below are the key provisions of Denison’s Option Plan:

●
A maximum of 39,670,000 Shares are currently authorized for issuance under the Option Plan.

●
Denison’s directors, officers, employees and consultants of the Company or a subsidiary of the Company or any employee of a management company providing services to the Company or a subsidiary of the Company are eligible to participate under the Option Plan.

●
Options cannot have a term of over ten years; however, since 2011, the Board has adopted a practice of granting options with five year terms, with vesting in two equal parts on the first anniversary and the second anniversary from the grant date. The Compensation Committee takes into account previous grants when it considers new grants of options.

●
Grants are typically done annually. The Board fixes the exercise price of an option at the time of the grant at the TSX closing price of Shares on the trading day immediately before the date of the grant, and the exercise price cannot be lower than this price.

●
If a director, officer or an employee leaves the Company, all of their options will expire 30 days after they cease to be a director or an employee, except the expiry period is extended if the options would otherwise expire during a period of time when trading Shares is restricted. In certain cases, individual employment agreements may vary vesting rights and expiry periods upon termination or upon a change of control. See “Compensation on Termination” starting on page 42 for more information. The Option Plan provides that options granted to a consultant will terminate 30 days after the consultant agreement terminates.

●
The Option Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company. However, no more than 10% of total Shares issued and outstanding can be reserved for issuance to insiders in a one-year period under the Option Plan and any other security based compensation arrangement, and no more than 10% of total Shares issued and outstanding can be issued to all insiders in a one-year period under the Option Plan and any other share compensation arrangement. Options cannot be transferred to another person.

●
The following kinds of changes require Shareholder approval under the terms of the Option Plan:

   ✓
   any change to the number of Shares that can be issued under the plan, including increasing the fixed maximum number of Shares, or changing from a fixed maximum number to a fixed maximum percentage of Shares
 ✓
 any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders
 ✓
 the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants
 ✓
 the addition of a cashless exercise feature which does not provide for a full deduction of the number of underlying Shares from the plan reserve
 ✓
 the addition of a deferred or restricted share unit or any other provision which results in Shares being received while no consideration is received by Denison
✓
discontinuance of the Option Plan
✓
any other amendments that could lead to a significant dilution of the Company’s outstanding Shares or may provide additional benefits to participants under the Option Plan, especially insiders, at the expense of the Company and its existing Shareholders

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

●
No change to the Option Plan can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the Option Plan.

●
The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Option Plan, including amendments of a house keeping nature, changes to the vesting provisions of an option, a change to the termination provisions of an option, provided that the extension does not go beyond the original expiry date of the option and add a cashless exercise feature that provides for a full deduction of Shares from the plan reserve.

●
The Company prohibits the giving of financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Option Plan.

●
Option grants to the CEO and the CFO are conditional upon a claw back agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment (including options granted pursuant thereto) which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct.

Share Unit Plan
The Company’s goal with equity compensation in general is for it to act as an important tool to help motivate directors, officers, key employees and consultants, attract and retain the best people, and to align the participant’s interests with those of the Company and its Shareholders. The purpose of the Share Unit Plan is to update the Company’s equity compensation program, bringing it in line with current market practices, and to create more flexibility in the types of incentive awards that may be made to eligible participants.

The Share Unit Plan was adopted in March, 2018, after the Company received feedback from certain investors, suggesting the Company’s management could hold more equity in the Company. As a result of that feedback, GGA was requested to provide a report, in part, on the competitiveness of the Company’s long-term incentive plan. The Compensation Committee considered the report from GGA, which noted that the grant of share units under a share unit plan would assist management in increasing their respective share ownership levels.

Below are the key provisions of Denison’s Share Unit Plan. This summary is qualified in its entirety by the full text of the Share Unit Plan incorporated into this Circular as Appendix A. Capitalized terms used in the following summary that are not otherwise defined herein shall have the meanings given to such terms in the Share Unit Plan.

●
A maximum of 15,000,000 Shares are currently authorized for issuance under the Share Unit Plan. This represents 2.7% of the Corporation’s issued and outstanding Shares.

●
Participants may be granted restricted share units (“RSUs”) or performance share units (“PSUs”) or any combination of the foregoing.

●
Eligible participants in the Share Unit Plan are Denison’s directors, officers, employees and consultants of the Company or an affiliate of the Company or any employee of a management company providing services to the Company or an affiliate of the Company.

●
Grants are anticipated to be done annually.

●
The Committee will approve the vesting of the RSUs and PSUs, as applicable, at the time of grant of the applicable Share Units, and each Grant Letter will describe the vesting and settlement provisions. The PSUs to be conditionally granted under the Share Unit Plan will vest over five years, based upon the achievement of the performance vesting conditions. The RSUs conditionally granted under the Share Unit Plan will have a ratable vesting over three years.

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●
Share Units will be settled on the first business day following the applicable vesting date, unless the holder of the Share Unit has elected to defer settlement.

●
Participants shall be entitled to elect, by written notice to the Company, to defer the settlement of their Share Units until the date which is the earlier of (i) the date to which the participant has elected to defer receipt of Shares in accordance with Section 3.4 of the Share Unit Plan; and (ii) the date of the Participant’s Retirement, Resignation, Termination with Cause or Termination Without Cause or Termination after Change of Control of the Company.

●
The Committee will have the option, at the time of the grant of the Share Units, to allow a participant to elect to settle their Share Units in cash instead of Shares issued from treasury. If, at the time of settlement, the participant elects to settle in cash, the cash payment will be determined by the number of Shares the participant would be eligible to receive multiplied by the Market Value. The Company has the right to override the participant’s election and settle such RSUs or PSUs in shares issued from treasury. If a participant has elected to defer settlement, they will no longer be entitled to elect to receive cash on settlement of their Share Units.

●
Subject to the terms of the Grant Letter or a participant’s employment agreement:

●
in the event of Termination Without Cause: (a) if the participant has been continuously employed for at least two years, (i) any unvested RSUs will automatically vest and become available for settlement, and (i) the unvested PSUs will vest using an Adjustment Factor as determined by the Board, and (b) if the participant has been continuously employed for less than two years, all of the unvested RSUs and PSUs shall become void and the participant shall have no entitlement to the issuance of Shares under such Share Units.

●
in the event of the Retirement of a participant, their unvested Share Units will automatically vest on the date of Retirement and the Shares underlying such Share Units will be issued to the participant as soon as reasonably practical thereafter.

●
in the event of the death of a participant, their unvested Share Units will automatically vest on the date of death and the Shares underlying all Share Units will be issued to the participant’s estate as soon as reasonably practical thereafter.

●
in the event of the disability of a participant (as may be determined in accordance with the policies, if any, or general practices of the Company or any subsidiary), any of their unvested Share Units will automatically vest on the date on which the participant is determined to be totally disabled and the Shares underlying the Share Units held will be issued to the Participant as soon as reasonably practical thereafter.

●
in the event of a Termination on Change of Control, (a) all unvested RSUs outstanding shall immediately vest on the date of such termination; and (b) all unvested PSUs (with performance criteria outstanding) shall vest on the date of such termination using an Adjustment Factor as determined by the Committee.

●
Except pursuant to (a) a will or by the laws of descent and distribution, or (b) any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant, no Share Unit and no other right or interest of a participant is assignable or transferable.

●
Unless the Company has received requisite shareholder approval, under no circumstances shall the Share Unit Plan, together with all other security based compensation arrangements of the Company (including the Option Plan), result, at any time, in: (i) the aggregate number of Shares reserved for issuance to insiders (as a group) at any point in time exceeding 10% of the Company’s issued and outstanding Shares; (ii) the issuance to insiders (as a group), within a one‐year period, of an aggregate number of Shares exceeding 10% of the Company’s issued and outstanding Shares; (iii) the aggregate number of Shares reserved for issuance to all non‐employee directors of the Company exceeding 1% of the Corporation’s issued and outstanding Shares; or (iv) the grant to any individual non‐employee director of the Company of more than $150,000 worth of Shares annually. Subject to compliance with the foregoing, the Share Unit Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company.

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

●
Shareholder and applicable stock exchange approvals will be required for any amendment, modification or change to the provisions of the Share Unit Plan which would:

✓
materially increase the benefits to the holder of the Share Units who is an Insider to the material detriment of the Company and its shareholders;
 ✓
increase the maximum number of Shares which may be issued from treasury pursuant to Share Units granted pursuant to the Share Unit Plan (other than by virtue of adjustments pursuant to the Share Unit Plan);
 ✓
extend the expiry date for Share Units granted to Insiders under the Share Unit Plan;
 ✓
permit Share Units to be transferred, other than for normal estate settlement purposes or transfers to any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant;
 ✓
remove or exceed the Insider participation limits set forth in the Share Unit Plan;
 ✓
amend the definition of “Participant” to allow for additional categories of Participants or otherwise materially modify the eligibility requirements for participation in the Share Unit Plan; or
 ✓
modify the amending provisions in section 4.5 of the Share Unit Plan.

●
The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Share Unit Plan, including amendments of a house keeping nature, changes to the vesting or settlement provisions of an Share Unit, a change to the termination provisions of a Share Unit or the Share Unit Plan, any amendment respecting the administration of the Share Unit Plan, and any amendments to reflect changes to applicable securities or tax laws or that are otherwise necessary to comply with applicable law or the requirements of the applicable stock exchanges or other regulatory body having authority over the Company, the Share Unit Plan, the participants, or the Shareholders.

●
In the event of a Takeover Bid, if a bona fide Offer for Shares is made, the Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule related to each participant’s Share Units so that notwithstanding the other terms of this Plan, the underlying Shares may be conditionally issued to each participant holding Share Units so (and only so) as to permit the participant to tender the Shares pursuant to the Offer.

●
In the event of a Change of Control, the Committee has the right to provide for the conversion or exchange of any outstanding Share Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Share Units and the rights of participants are not materially adversely affected by any such changes. If the successor entity does not assume or provide valuable substitute security for the outstanding Share Units, (a) the Plan will be terminated effective immediately prior to the Change of Control, (b) all RSUs will vest and a specified number of outstanding PSUs will vest, as determined in the Board’s discretion using an Adjustment Factor, and (c) the Share Units will automatically convert into the entitlement to receive a cash payment, to be paid by the Company in the same manner and timing as the underlying Share Unit would have been in accordance with the Plan, provided however, that such cash payment will not be paid later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered.

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●
If a dividend becomes payable by the Company on its Shares, at the Board’s discretion participants may be entitled to be credited with dividend equivalent payments in the form of additional RSUs and/or PSUs, as applicable, which additional units will be settled at the same time that the underlying RSUs and/or PSUs, as applicable, are settled.

●
Pursuant to the Share Unit Plan and the applicable policies and procedures of the Company, any Share Unit Awards granted to the CEO and CFO are conditional upon a claw back agreement, whereby each of them personally agrees to forfeit or reimburse any portion of their bonus payment, including PSUs, RSUs or Shares issued thereunder, which were awarded for achievements that are found to involve their fraud, theft or other illegal conduct.
.
The Compensation Committee administers grants under the Share Unit Plan, and subject to the terms of the Share Unit Plan, certain Grant Letters may alter the terms of the Share Unit Plan as it applies to any particular participant’s grant of Share Units. In addition, in certain cases, individual employment agreements may vary the rights of participants. All grants are subject to the approval of the Board, unless the Board delegates such approval to the Committee.

On March 8, 2018, the Board approved the adoption by the Company of the Share Unit Plan, subject to ratification by Shareholders at the Meeting. In connection therewith, the Board has authorized management to process the grant of up to 264,000 RSUs to the directors of the Company and up to 2,200,000 PSUs and 1,035,432 RSUs to NEOs and other senior executive officers. As at the date of this Circular, these grants had not yet been effected.

The PSUs will vest in equal instalments over five years, provided the satisfaction of the performance vesting conditions as set forth in their Grant Letters. The RSUs will vest in equal installments over three years from the date of the grant. Shares cannot be issued in connection with the settlement or redemption of these awards until such time that Shareholders have approved and ratified the Share Unit Plan and the grants thereunder.

Legacy Option Plans
In connection with some of the transactions involving the Company, Denison has assumed the stock option plans of the entity acquired.

On April 26, 2013, Denison acquired Fission Energy Corp. by way of a plan of arrangement. Pursuant to the plan of arrangement, holders of Fission options to acquire Fission shares exchanged their Fission options for replacement options to acquire Shares which automatically vested upon issuance. On April 26, 2013, an aggregate of 1,985,035 Fission replacement options were issued. No further grants of Fission replacement options can be made. On December 31, 2016, an aggregate 657,929 Fission replacement options were outstanding. During the financial year ended December 31, 2017, 115,373 Shares were issued on account of the exercise of Fission replacement options and the remaining 542,556 Fission replacement options expired unexercised.

Interest of Informed Persons in Material Transactions
No informed person, including any director, proposed director or executive officer of the Company, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

Additional Information
Additional information relating to the Company is available on Denison’s website at www.denisonmines.com, on SEDAR under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis for its most recently completed financial year.

You may request a printed copy of the following documents free of charge by writing to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1:

●
The Company’s 2017 Annual Report, containing the Company’s consolidated financial statements and related MD&A for its year ended December 31, 2017;

●
Any subsequently filed quarterly report; or

●
The Company’s most recent Annual Information Form or Form 40-F.

Approval
The contents and the sending of this Circular to Shareholders, the directors and the auditor of the Company have been approved by the Board.

By Order of the Board of Directors,
Lukas Lundin
Chairman

50
  2018 DENISON MANAGEMENT INFORMATION CIRCULAR

APPENDIX A

DENISON MINES CORP.

SHARE UNIT PLAN

ARTICLE I
INTRODUCTION

1.1
Purpose of Plan

This Plan provides for the granting of Share Unit Awards and payment in respect thereof through the issuance of one Share from treasury of the Company per Share Unit (subject to adjustments), subject to obtaining the approval of the Stock Exchanges and the Required Shareholder Approval, for services rendered, for the purpose of advancing the interests of the Participants through payment of compensation related to appreciation of the Shares.

1.2
Definitions

(a)
“Adjustment Factor” means the factor by which the number of PSUs to be vested in the event of Termination on Change of Control is determined to be adjusted, with reference to the performance of the Company and the Participant during the Performance Period, as determined by the Committee in its sole discretion.

(b)
“Affiliate” means any Company that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time.

(c)
“Associate” with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time.

(d)
“Board” means the Board of Directors of the Company.

(e)
“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario.

(f)
“Cash Equivalent” means the amount of money expressed in Canadian dollars equal to the product of the Market Price multiplied by the number of vested Share Units in the Participant’s notional account, net of any applicable withholding taxes, on the date that the Share Units are settled, as applicable.

(g)
“Change of Control” means the occurrence of any one or more of the following events:

(i)
a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity, as a result of which the holders of Shares immediately prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation immediately after completion of the transaction;

(ii)
the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of all or substantially all of the assets, rights or properties of the Company and its Subsidiaries on a consolidated basis to any other person or entity, other than transactions among the Company and its Subsidiaries;

(iii)
a resolution is adopted to wind-up, dissolve or liquidate the Company;

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

(iv)
any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Company which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Company's outstanding voting securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors);

(v)
as a result of or in connection with: (A) a contested election of directors; or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another corporation or other entity (a “Transaction”), fewer than 50% of the directors of the Company are persons who were directors of the Company immediately prior to such Transaction; or

(vi)
the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing definition of Change of Control, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(h)
“Committee” means the Board or the Compensation Committee or, if the Board so determines in accordance with Section 2.2 of the Plan, any other committee of directors of the Company authorized to administer the Plan from time to time.

(i)
“Company” means Denison Mines Corp. and includes any successor corporation thereof.

(j)
“Compensation Arrangements” means all security-based compensation arrangements, as such term is defined in the TSX Company Manual, as such may be amended or revised.

(k)
“Deferred Entitlement” for a Participant means the deferral of the payment of Shares under a Share Unit to a date after the Entitlement Date;

(l)
“Deferred Payment Date” for a Participant means the date after the Entitlement Date which is the earlier of (i) the date to which the Participant has elected to defer receipt of Shares in accordance with Section 3.4 of this Plan; and (ii) the date of the Participant’s Retirement, Resignation, Termination with Cause or Termination Without Cause or Termination after Change of Control of the Company.

(m)
“Eligible Person” means any officer, director, employee or consultant of the Company or its Affiliates or any employee of any management company providing services to the Company or its Affiliates, and any such person’s personal holding company, as designated by the Board in its sole and absolute discretion.

(n)
“Entitlement Date” means the date that a Share Unit is eligible for payment on or after the Vesting Date, as determined by the Committee in its sole discretion in accordance with the Plan and as outlined in the Grant Letter issued to the Participant.

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

(o)
“Grant Date” means the effective date that a Share Unit is awarded to a Participant under this Plan, as evidenced by the Grant Letter.

(p)
“Grant Letter” means the grant letter issued to a Participant evidencing, and setting forth the terms of, a Share Unit awarded to a Participant under this Plan.

(q)
“Insider” has the meaning ascribed to such term in the TSX Company Manual.

(r)
“Market Price” as at any date in respect of the Shares shall be the closing price of the Shares on the TSX or, if the Shares are not listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day immediately prior to the relevant date. In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Committee in its sole discretion.

(s)
“NYSE” means NYSE American LLC.

(t)
“Participant” means a PSU Participant or a RSU Participant, as applicable.

(u)
“Performance Criteria” means shall mean criteria, if any, established by the Committee which, without limitation, may include criteria based on the financial performance and operational performance, including significant milestones of the Company and/or an Affiliate.

(v)
“Performance Period” means the period within which Performance Criteria must be satisfied..

(w)
“Plan” means this Share Unit Plan, as may be amended from time to time.

(x)
“PSU” or “Performance Share Unit” means a unit credited by means of an entry on the books of the Company to a PSU Participant, representing the right to receive one Share (subject to adjustments) issued from treasury.

(y)
“PSU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and to whom a Performance Share Unit has been granted or will be granted hereunder.

(z)
“Required Shareholder Approval” means the approval of this Plan by the shareholders of the Company, in accordance with the requirements of the Stock Exchanges, as applicable.

(aa)
“Resignation” means the cessation of employment (as an officer or employee) or service as a director of the Participant with the Company or an Affiliate as a result of a resignation by the Participant, other than as a result of Retirement.

(bb)
“Retirement” means the Participant ceasing to be an employee or officer of the Company or an Affiliate as a result of a resignation by the Participant where the Participant is at least 55 years of age; has completed 5 years of service with Company or an Affiliate and the Participant has indicated that the Participant intends to cease active full-time employment from any employer.

(cc)
“RSU” or “Restricted Share Unit” means a unit credited by means of an entry on the books of the Company to an RSU Participant, representing the right to receive one Share (subject to adjustments) issued from treasury.

(dd)
“RSU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and to whom a Restricted Share Unit has been granted or will be granted hereunder.

(ee)
“Share Unit” means a Performance Share Unit and/or a Restricted Share Unit.

(ff)
“Share Unit Award” means an award of Share Units under this Plan to a Participant.

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

(gg)
“Shares” means the common shares in the capital of the Company.

(hh)
“Stock Exchanges” means, as the context requires, the TSX, NYSE or any other stock exchange on which the Shares are listed for trading at the relevant time.

(ii)
“Termination on Change of Control” means Termination Without Cause within 6 months of a Change of Control.

(jj)
“Termination With Cause” means the termination of employment (as an officer or employee) of the Participant with cause by the Company or an Affiliate for any of the following acts or omissions:

(I)
The willful failure of the Participant to follow the reasonable and lawful instructions of the Company or an Affiliate;

(II)
The willful failure of the Participant to perform the reasonable duties assigned to the Participant by the Company or an Affiliate;

(III)
Willful misconduct by a Participant;

(IV)
A material breach or non-observance of any of the provisions any employment contract between the Participant and the Company or any Affiliate;

(V)
Any conduct of the Participant that tends to bring him or the Company (or an Affiliate) into disrepute and which is not corrected within a reasonable time after the Participant receives written notice from the Company or an Affiliate; or

(VI)
Any other act or omission constituting cause at common law.

(kk)
“Termination Without Cause” means the termination of employment (as an officer or employee) of the Participant without cause by the Company or an Affiliate and, in the case of an officer, includes the removal of or failure to reappoint the Participant as an officer of the Company or an Affiliate.

(ll)
“TSX” means the Toronto Stock Exchange.

(mm)
“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

(nn)
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(oo)
“U.S. Taxpayer” means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under this Plan would otherwise be subject to U.S. taxation under the U.S. Internal Revenue Code of 1986, as amended, and the rulings and regulations in effect thereunder.

(pp)
“Vesting Date” means the date or dates determined in accordance with the terms of the Grant Letter in respect of a PSU or RSU, on and after which a particular PSU or RSU, as applicable, can be settled, subject to amendment or acceleration from time to time in accordance with the terms of the Plan.

1.3
The headings of all articles, sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.4
Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

1.5
The words "herein”, "hereby”, "hereunder”, "hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.6
Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE II
ADMINISTRATION OF THE PLAN

2.1
Administration

This Plan shall be administered by the Committee and the Committee shall have full authority to:

(a)
determine the Eligible Persons who may participate in this Plan;

(b)
grant Share Unit Awards;

(c)
determine the terms, including the limitations, restrictions, vesting period, Performance Criteria, Performance Period, Adjustment Factor, availability for cash settlement, and conditions, if any, of such grants; and

(d)
administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Committee may deem necessary in order to comply with the requirements of this Plan.

All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Company. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan.

No member of the Board or any person acting pursuant to authority delegated to it hereunder shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and each member of the Board and each such person shall, in addition to their rights as directors or officers of the Company, as applicable, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made in good faith. All costs incurred in connection with this Plan shall be for the account of the Company.

Nothing contained herein shall prevent the Board from adopting other or additional Compensation Arrangements or other compensation or incentive mechanism of the Company. This Plan shall not in any way fetter, limit, obligate, restrict or constrain the Committee with regard to the allotment or issue of any Shares or any other securities in the capital of the Company other than as specifically provided in this Plan.

Subject to Section 4.5, the Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable non-Canadian jurisdiction. Without limiting the foregoing, notwithstanding anything to the contrary in the Plan, the provisions of Schedule “A” shall apply to Share Unit Awards to a Participant who is a U.S. Taxpayer.

2.2
Delegation to Committee

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be exercised by a committee of the Board, including the Committee.

2.3
Register

The Company shall maintain a register in which it shall record the name and address of each Participant and the number of Share Units (and their corresponding key conditions and Entitlement Date) awarded to each Participant.

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ARTICLE III
SHARE UNIT AWARDS

3.1
Share Unit Awards

A Share Unit Award may be made to an Eligible Person as determined in the sole and absolute discretion of the Committee.

At the time of the grant, the Committee shall determine:

(a)
whether to grant a Performance Share Unit, and if so, the Performance Criteria, the Performance Period, the Vesting Date and the Adjustment Factor, if any, established by the Committee;

(b)
whether to grant a Restricted Share Unit, and if so, the Vesting Date;

(c)
whether the Participant shall be granted the right to elect to receive from the Company the Cash Equivalent of all or a portion of the Share Units that are the subject of a Share Unit Award in accordance with Section 3.3 of the Plan; and

(d)
any other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Committee may determine.

The Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date.

3.2
Settlement

The Share Units will be settled as soon as practicable following the first Business Day following the Entitlement Date or, if applicable, the Deferred Payment Date, unless otherwise provided under this Plan.

Each Participant will be entitled to settlement by way of issuance of Shares from treasury. Settlement in Shares will be completed by delivery to the Participant of a share certificate or the entry of the Participant’s name on the share register for the Shares. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Company.

Alternatively, certain Participants may be entitled, pursuant to the terms of their Grant Letter or as otherwise may be determined by the Committee, to elect to receive the Cash Equivalent of all or a portion of their Shares in accordance with Section 3.3.

For the avoidance of doubt, a Participant will have no right or entitlement whatsoever to receive any Shares or, if applicable, the Cash Equivalent until the Entitlement Date or, if applicable, the Deferred Payment Date.

3.3
Cash Equivalent

If the Grant Letter provides that a Participant is eligible to elect to receive the Cash Equivalent for the Shares that are the subject of a particular Share Unit Award, the Participant may deliver written notice to the Company, 30 days before the Entitlement Date, notifying the Company of its election to receive the Cash Equivalent in respect of any or all vested Share Units held by such Participant. Notwithstanding any election by the Participant, the Committee may, in its sole discretion, choose to settle the Share Units with Shares issued from treasury in the manner set forth in Section 3.2.

For purposes of determining the Cash Equivalent of a Share Unit, such calculation will be made on the Entitlement Date based on the Market Price, provided that if the Entitlement Date falls on a date upon which a Participant is subject to a black-out period or trading restriction imposed by the Company (but, for greater certainty, not a cease trade order or other restriction imposed by any person other than the Company), then the Cash Equivalent shall be calculated based on the Market Price on the date that is seven (7) days following the date the relevant black-out period or other trading restriction imposed by the Company is lifted, terminated or removed.

Settlement in cash will be completed by delivery to the Participant of a cheque to the Participant representing the applicable Cash Equivalent.

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For the avoidance of doubt, any Participant who elects to have a Deferred Entitlement in accordance with Section 3.4 of this Plan will not be eligible to receive the Cash Equivalent for such Shares.

3.4
Deferred Entitlement and Deferred Payment Date

A Participant may elect to defer to receive a Deferred Entitlement, being the deferral of receipt of all or any part of their Shares following the Entitlement Date until a Deferred Payment Date. Any Participant who elects to have a Deferred Entitlement will not be eligible to receive the Cash Equivalent for such Shares in accordance with Section 3.3.

Participants who elect to have a Deferred Entitlement must give the Company written notice of such election not later than thirty (30) days prior to the Entitlement Date. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the Entitlement Date and a notice once given may not be changed or revoked. A Participant who has elected to have a Deferred Entitlement must then give the Company written notice of the Deferred Payment Date not later than ten (10) business days prior to the chosen Deferred Payment Date, which date must be a Business Day.

In the event of the Retirement, Resignation, Termination with Cause, Termination Without Cause or Termination on Change of Control of the Participant following the Entitlement Date and prior to the Deferred Payment Date, the Participant shall be entitled to receive and the Company shall issue forthwith the applicable Shares in satisfaction of the Share Units then held by the Participant that have vested in accordance with the applicable provisions of this Plan.

3.5
Dividends

In the event a dividend is paid in cash or Shares to shareholders of the Company on the Shares while a Share Unit is outstanding no payment in cash or Shares shall be made to each Participant in respect of Share Units; however, the Committee may, in its sole discretion, elect to credit each Participant with additional Share Units reflective of the cash or Share dividends to such Participant. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account on the record date had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Company. If the foregoing shall result in a fractional Share Unit, the fraction shall be disregarded.

The additional Share Units will vest and be settled on the Participant’s Entitlement Date or, if applicable, the Deferred Payment Date of the particular Share Unit Award to which the additional Share Units relate.

3.6
Termination on Change of Control

In the event of a Termination on Change of Control:

(a)
all unvested Restricted Share Units outstanding pursuant to a Share Unit Award shall automatically immediately vest on the date of such Termination on Change of Control and the date of termination will be the Entitlement Date for all such RSUs; and

(b)
If there are any Performance Criteria of a Performance Share Unit that have not yet been met, other than the passage of time, all PSUs shall vest on the date of such Termination on Change of Control using an Adjustment Factor as determined by the Committee, and the date of termination will be the Entitlement Date for all such PSUs.

Upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Company with respect to the consideration the Participants would be entitled to receive for their Shares.

3.7
Death or Disability of Participant

In the event of:

(a)
the death of a Participant, any unvested Share Units held by such Participant will automatically vest on the date of death of such Participant and the Shares underlying all Share Units held by such Participant will be issued to the Participant’s estate as soon as reasonably practical thereafter; or

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(b)
the disability of a Participant (as may be determined in accordance with the policies, if any, or general practices of the Company or applicable affiliate), any unvested Share Units held by such Participant will automatically vest on the date on which the Participant is determined to be totally disabled and the Shares underlying the Share Units held will be issued to the Participant as soon as reasonably practical thereafter.

3.8
Retirement

In the event of Retirement of a Participant, any unvested Share Units held by such Participant will automatically vest on the date of Retirement and the Shares underlying such Share Units will be issued to the Participant as soon as reasonably practical thereafter.

3.9
Termination Without Cause

(a)
In the event of Termination Without Cause of a Participant that has been continuously employed by the Company or any Affiliate for at least two (2) years prior to the date of such Termination Without Cause inclusive of any notice period, if applicable, any unvested Share Units held by such Participant, that are not subject to Section 3.9(b) as a result of not being subject to Performance Criteria, will automatically vest on the date of Termination Without Cause and the Shares underlying such Share Units will be issued to the Participant as soon as reasonably practical thereafter.

(b)
In the event of Termination Without Cause of a Participant that has been continuously employed by the Company or any Affiliate for at least two (2) years prior to the date of such Termination Without Cause inclusive of any notice period, if applicable, any unvested PSUs with Performance Criteria that have not been satisfied held by such Participant will vest on the date of such Termination Without Cause using an Adjustment Factor as determined by the Committee, and the date of termination will be the Entitlement Date for all such PSUs, unless otherwise stipulated in the Participant’s Grant Letter or as may otherwise be determined by the Committee in its sole and absolute discretion.

(c)
In the event of Termination Without Cause of a Participant that has been continuously employed by the Company or any Affiliate for less than two (2) years prior to the date of such Termination Without Cause inclusive of any notice period, if applicable, all of the Participant’s Share Units shall become void and the Participant shall have no entitlement and will forfeit any rights to any issuance of Shares under this Plan unless otherwise stipulated in the Participant’s Grant Letter.

3.10
Termination With Cause or Resignation

In the event of Termination With Cause or the Resignation of a Participant, all of the Participant’s Share Units shall become void and the Participant shall have no entitlement and will forfeit any rights to any issuance of Shares under this Plan, except as may otherwise be stipulated in the Participant’s Grant Letter or as may otherwise be determined by the Committee in its sole and absolute discretion. Share Units that have vested but that are subject to a Participant’s election to set a Deferred Payment Date shall be issued forthwith following the Termination with Cause or the Resignation of the Participant.

3.11
Share Unit Grant Letter

Each grant of a Share Unit under this Plan shall be evidenced by a Grant Letter issued to the Participant by or on behalf of the Company. Such Grant Letter shall be subject to all applicable terms and conditions of this Plan and may include any other terms and conditions which are not inconsistent with this Plan and which the Committee deems appropriate for inclusion in a Grant Letter. Grant Letters may be issued in electronic format or made available through other electronic means and the provisions of the various Grant Letters issued under this Plan need not be identical.

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3.12
Subject to Employment/Severance Agreements

Sections 3.6, 3.7, 3.8, 3.9, 3.10, 4.10 and 4.11 shall be subject to any employment/severance agreement between the Participant and the Company or its Affiliates and in the event of any conflict between Sections 3.6, 3.7, 3.8, 3.9, 3.10, 4.10 and 4.11 hereof and any such employment/severance agreement, the provisions of such employment/severance agreement will prevail.

3.13
Participation Limits

The maximum number of Shares made available for issuance from treasury under this Plan, subject to adjustments pursuant to this Plan, shall not exceed 15,000,000 Shares. Any Shares subject to a Share Unit which has been cancelled or terminated in accordance with the terms of the Plan without settlement will again be available under the Plan.

This Plan, together with all other Compensation Arrangements, shall not result in:

(a)
the aggregate number of Shares reserved for issuance to Insiders of the Company (as a group), at any point in time, exceeding 10% of the Company’s total issued and outstanding Shares;

(b)
within any one (1) year period, the issuance to Insiders of the Company (as a group), of an aggregate number of Shares exceeding 10% of the Company’s total issued and outstanding Shares;

(c)
the aggregate number of Shares reserved for issuance to all non-employee directors of the Company exceeding 1% of the Company’s total issued and outstanding Shares; or

(d)
the grant to any individual non-employee director of the Company of more than $150,000 worth of Shares annually.

For greater certainty the number of Shares outstanding shall mean the number of Shares outstanding on a non-diluted basis on the date immediately prior to the proposed Grant Date.

ARTICLE IV
GENERAL

4.1
Effectiveness

This Plan shall become effective upon Board approval, subject to the acceptance and approval of the Plan by the Stock Exchanges and the Required Shareholder Approval.

Subject to and following the receipt of the approval of the Stock Exchanges and the Required Shareholder Approval, the Company shall have the power to satisfy any Share Unit obligation of the Company (including those granted prior to and conditional on such approvals) by the issuance of Shares from treasury at a rate of one Share for each Share Unit, subject to adjustment. For greater certainty, if the Required Shareholder Approval is not obtained, such conditional grants will be void and no Shares may be issued from treasury in respect of such Share Units.

4.2
Discontinuance of Plan

The Committee or the Board, as the case may be, may discontinue this Plan at any time in its sole discretion, and without shareholder approval, provided that such discontinuance may not, without the consent of the Participant, in any manner adversely affect the Participant’s rights under any Share Unit granted under this Plan. In the event this Plan is discontinued by the Committee or the Board the balance of outstanding Share Units shall be maintained until the earlier of the Entitlement Date for, or the termination, resignation, retirement, death or disability of, each Participant as provided for under this Plan.

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4.3
Non-Transferability

Except pursuant to (a) a will or by the laws of descent and distribution, or (b) any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant; no Share Unit and no other right or interest of a Participant is assignable or transferable.

In the event that a Participant receives Shares from the Company in satisfaction of a grant of Share Units during a black-out period, the Participant shall not be entitled to sell or otherwise dispose of such Shares until such black-out period has expired.

In the event that a Participant in the United States receives Shares from the Company in satisfaction of a grant of Share Units pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, such Shares will be “restricted securities”, as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be offered, sold, pledged or otherwise transferred unless such Shares are registered under the U.S. Securities Act and all applicable state securities laws or in compliance with an exemption or exclusion therefrom, and such Shares will bear a restrictive legend to such effect.

4.4
Income Taxes

The Company or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes or other source deduction which the Company or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with the grant, vesting or settlement of Share Units pursuant to this Plan, including a sale on behalf of a Participant of a sufficient number of Shares to fund such withholding obligation. For greater certainty, should it be deemed necessary or appropriate by the Company or its Affiliate, no cash payment will be made or Shares issued until an amount sufficient to cover the applicable withholding taxes payable on settlement of the Share Units has been received by the Company or its Affiliate, as the case may be, or other arrangements have been made for payment of the withholding taxes to the satisfaction of the Company or its Affiliate, as the case may be. Without limiting the generality of the foregoing, the Company or its Affiliate will have the right to deduct from payments of any kind otherwise due to a Participant any taxes of any kind required to be withheld by the Company or its Affiliate, as the case may be, pursuant to this Plan.

4.5
Amendments to the Plan

Until such time as the Company receives the Required Shareholder Approval, the Plan may be amended, suspended or terminated at any time by the Committee in whole or in part. No amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by applicable law, adversely affect the rights accrued to such Participants with respect to Share Units granted prior to the date of the amendment.

Following receipt of the Required Shareholder Approval, the Committee may from time to time in its sole discretion, and without shareholder or Participant approval, amend, modify and change the provisions of this Plan, and Share Unit Award and/or any Grant Letter, in connection with (without limitation):

(a)
amendments of a housekeeping nature, including, without limitation, those made to clarify the meaning of an existing provision, correct or supplement any provision that is inconsistent with any other provision, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

(b)
the addition or a change to any vesting or settlement provisions of a Share Unit;

(c)
changes to the termination provisions of a Share Unit or the Plan;

(d)
any amendment to the Plan respecting administration of the Plan; and

(e)
amendments to reflect changes to applicable securities or tax laws or that are otherwise necessary to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the Plan, the Participants or the shareholders.

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However, any amendment, modification or change to the provisions of this Plan which would:

(f)
materially increase the benefits to the holder of the Share Units who is an Insider to the material detriment of the Company and its shareholders;

(g)
increase the maximum number of Shares which may be issued from treasury pursuant to Share Units granted pursuant to this Plan (other than by virtue of adjustments pursuant to this Plan);

(h)
extend the expiry date for Share Units granted to Insiders under the Plan;

(i)
permit Share Units to be transferred other than for normal estate settlement purposes or to any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant;

(j)
remove or exceed the Insider participation limits set forth in (a) to (d) of Section 3.13 of this Plan;

(k)
amend the definition of “Participant” to allow for additional categories of Participants or otherwise materially modify the eligibility requirements for participation in this Plan; or

(l)
modify the amending provisions of the Plan set forth in this Section 4.5,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of this Plan shall be subject to the approval, if required, by any Stock Exchange having jurisdiction over the securities of the Company.

4.6
Participant Rights

No holder of any Share Units shall have any rights as a shareholder of the Company. Except as otherwise specified herein, no holder of any Share Units shall be entitled to receive, and no adjustment is required to be made for, any dividends, distributions or any other rights declared for shareholders of the Company.

4.7
No Right to Continued Employment or Service

Nothing in this Plan shall confer on any Participant the right to continue as an employee or officer of the Company or any Affiliate, as the case may be, or interfere with the right of the Company or Affiliate, as applicable, to remove such officer and/or employee.

4.8
Clawback

Notwithstanding any other provision in the Plan, if the Participant is the CEO and/or the CFO of the Company, the Participant’s Share Unit Awards will be subject to clawback in accordance with the policies and procedures of the Company as adopted and amended by the Board, from time to time.

4.9
Adjustments

In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment may be made to outstanding Share Units by the Committee, in its sole discretion, to reflect such changes. If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

4.10
Effect of Take-Over Bid

If a bona fide offer (the "Offer") for Shares is made to shareholders generally (or to a class of shareholders that would include the Participant), which Offer, if accepted in whole or in part, would result in the offeror (the "Offeror") exercising control over the Company within the meaning of the Securities Act (Ontario), then the Company shall, as soon as practicable following receipt of the Offer, notify each Participant of the full particulars of the Offer. The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule related to each Participant’s Share Units so that notwithstanding the other terms of this Plan, the underlying Shares may be conditionally issued to each Participant holding Share Units so (and only so) as to permit the Participant to tender the Shares received in connection with the Share Units pursuant to the Offer. If:

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(a)
the Offer is not complied with within the time specified therein;

(b)
the Participant does not tender the Shares underlying the Share Units pursuant to the Offer; or

(c)
all of the Shares tendered by the Participant pursuant to the Offer are not taken up and paid for by the Offeror,

then at the discretion of the Committee or the Board, the Share Units shall be deemed not to have been settled and the Shares or, in the case of clause (c) above, the Shares that are not taken up and paid for, shall be deemed not to have been issued and will be reinstated as authorized but unissued Shares and the terms of the Share Units as set forth in this Plan and the applicable Grant Letter shall again apply to the Share Units.

4.11
Effect of Change of Control.

Upon the Company entering into an agreement relating to a transaction which, if completed, would result in a Change of Control, or otherwise becoming aware of a pending Change of Control, the Company shall give written notice of the proposed Change of Control to Participants, together with a description of the effect of such Change of Control on outstanding Share Units, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control.

Notwithstanding anything else in this Plan or any Grant Letter, the Committee has the right to provide for the conversion or exchange of any outstanding Share Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Share Units and the rights of Participants are not materially adversely affected by any such changes.

If the surviving, successor or acquiring entity does not assume the outstanding Share Units or substitute similar share units for the outstanding Units:

(a)
the Plan will be terminated effective immediately prior to the Change of Control and all Restricted Share Units will be deemed to be vested Restricted Share Units and a specified number of outstanding Performance Share Units will be deemed to be vested Performance Share Units and will be redeemed as of the termination date of the Plan. The number of Performance Share Units that are deemed to be vested Performance Share Units will be determined in Board’s discretion using an Adjustment Factor.

(b)
the Market Price of the Share underlying a Share Unit will be determined and crystallized using the Market Price of the Share on the date of the Change of Control and, at such time, such Share Unit will automatically convert into the entitlement of such Participant to receive a cash payment, to be paid by the Company in the same manner and timing as the underlying Share Unit would have been in accordance with the Plan, provided however, that such cash payment will not be paid later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered.

4.12
Unfunded Status of Plan

This Plan shall be unfunded.

4.13
No Interest

No interest or other amounts shall accrue to a Participant in respect of any amount payable by the Company to the Participant under this Plan or a Share Unit.

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4.14
Compliance with Laws

If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. The Company shall not be obliged by any provision of the Plan or the grant of any Share Unit hereunder to issue Shares or deliver a Cash Equivalent in violation of such laws, rules and regulations or any condition of such approvals.

No Units shall be granted, and no Shares shall be issued hereunder, where such grant or issuance would require registration of the Plan or the Shares under the securities laws of any foreign jurisdiction (other than Canada or the United States) and any purported grant of any Unit or issuance of any Shares hereunder in violation of this provision shall be void.

4.15
Governing Law

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.16
Effective Dates and Amendments

Approved by the Board on March 8, 2018.

Approved by the Shareholders on [May 3, 2018].

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SCHEDULE “A”

DENISON MINES CORP.
SHARE UNIT PLAN

Notwithstanding anything to the contrary in the Plan, the provisions of this Schedule “A” shall apply to the Share Unit Awards made to a Participant during the period that he or she is a U.S. Taxpayer.

1.
Retirement

Notwithstanding Section 3.8 of the Plan, any unvested Share Units held by a Participant that is a U.S. Taxpayer will automatically vest on the date such Participant attains the age of 65 and the Shares underlying such Share Units will be issued to the Participant forthwith and in any event no later than March 15 of the following calendar year.

2.
Election of a Deferred Payment Date

Notwithstanding Section 3.4 of the Plan, a Participant who is a U.S. Taxpayer shall only be allowed to elect a Deferred Entitlement if such election is delivered by written notice to the Company not less than twelve (12) months before the Entitlement Date and only if such election designates a Deferred Payment Date that is not less than five (5) years after the original Entitlement Date. Notwithstanding the last paragraph of Section 3.4 of the Plan, for any Participant who is a U.S. Taxpayer, settlement of any Share Units shall not be accelerated upon a Retirement, Resignation, Termination with Cause, Termination Without Cause or Termination on Change of Control unless such event also qualifies as a “separation from service” under U.S. Treasury Regulation 1.409A-1(h) from the Company or an Affiliate which is a “service recipient” (as defined under U.S. Treasury Regulation 1.409A-1(h)(3)) in relation to the Participant and shall also be subject to further delay in settlement by six months and one day if the Participant qualifies a “specified employee” as defined in Section 409A, except if the qualifying termination of service is on account of the Participant’s death. The determination of whether any U.S. Taxpayer is a “specified employee” shall be determined by the Board in accordance with U.S. Treasury Regulation 1.409A-1(i).

3.
Modification of Plan Terms by Employment/Severance Agreements

Notwithstanding Section 3.12 of the Plan, no employment or severance agreement term shall be applied to modify Sections 3.6, 3.7, 3.8, 3.9 or 3.10 if such application shall cause a violation of Section 409A (as defined below).

4.
Section 409A

Share Unit Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the U.S. Internal Revenue Code and the U.S. Treasury Regulations and other U.S. Internal Revenue Service guidance promulgated thereunder as in effect from time to time (“Section 409A”) and will be construed and interpreted in accordance with such intent. To the extent that a Share Unit Award or payment, or the settlement or deferral thereof, is subject to Section 409A, the Share Unit Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A.

Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with this Plan (including any taxes and penalties under Section 409A), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all such taxes or penalties.

5.
No Modification of Other Plan Terms

All provisions of the Plan shall continue to apply to a U.S. Taxpayer, except to the extent that they have not been specifically modified by this Schedule "A".

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APPENDIX B

MANDATE OF THE BOARD, POSITION DESCRIPTIONS
AND LIMITS TO MANAGEMENT’S RESPONSIBILITIES

The Board of Directors of Denison Mines Corp. recognizes the importance of adopting a written mandate and for developing position descriptions for the Board, the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer (“CEO”), involving the definition of the limits to management’s responsibilities, and has adopted the following amended terms of reference effective March 9, 2016. On at least an annual basis, the Corporate Governance and Nominating Committee shall review and assess the adequacy of this mandate and make a recommendation to the Board regarding updating or amending the same.

1.
MANDATE AND POSITION DESCRIPTION FOR THE BOARD

(a)
The Board has adopted the following mandate in which it explicitly acknowledges responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, responsibility for the following matters:
(i)
to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;
(ii)
adoption of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
  (iii)         the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
(iv)
succession planning, including appointing, training and monitoring senior management; (v)adopting a communications policy for the Company; and
(vi)
the Company’s internal control and management information systems.

(b)
The Board takes its responsibilities very seriously and expects that all directors will participate in Board and Committee meetings on a regular basis, to the extent reasonably practicable, and will review all meeting materials in advance of each meeting. Attendance of directors shall be taken at each Board meeting by the Corporate Secretary or Assistant Corporate Secretary.

(c)
At all times, a majority of the Board will satisfy the independence requirements set out by the Canadian Securities Administrators in National Policy 58-201 and any other applicable laws and regulations as the same may be amended from time to time. The independent directors shall meet once per year to discuss the Company’s matters.

(d)
The Company, together with its subsidiaries, is committed to conducting its business in compliance with the law and the highest ethical standards, and to the highest standards of openness, honesty and accountability that its various stakeholders are entitled to expect. The Audit Committee of the Board has established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting or Auditing Matters, and the Company has established a Code of Ethics for Directors, Officers and Employees, which establishes procedures for directors, officers and employees to report any concerns or questions they may have about violations of the Code or any laws, rules or regulations. In addition, the Board will consider adopting other measures for receiving feedback from stakeholders if at any time the Board or its independent directors consider the foregoing to be inadequate.

(e)
All new directors will receive a comprehensive orientation. This orientation may vary from director to director, depending on his or her expertise and past experience, but in each case will be sufficient to ensure that each director fully understands the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and resources that is expected) and an understanding of the nature and operation of the Company’s business.

(f)
The Board will provide continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

(g)
Prior to nominating or appointing individuals as directors, the Board will consider the advice and input of the Corporate Governance and Nominating Committee on all relevant matters, including:

(i)
    the appropriate size of the Board, with a view to facilitating effective decision making; (ii)what competencies and skills the Board, as a whole, should possess; and
(iii)
  what competencies and skills each existing director possesses.

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2.
POSITION DESCRIPTIONS FOR THE CHAIR OF THE BOARD, THE LEAD DIRECTOR, AND THE CHAIR OF BOARD COMMITTEES AND THE CEO

(a)
Where the Chair of the Board is not an independent director, in accordance with paragraph 1(c) of this Mandate and upon recommendation of the Corporate Governance and Nominating Committee, the Board will appoint from among the independent directors, a Lead Director to serve as such until the next meeting of shareholders where directors are elected, unless otherwise removed by resolution of the Board of Directors.

(b)
The Chair of the Board, if independent, or the Lead Director will:

(i)
act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties;
(ii)
provide leadership for the Board’s independent directors;
(iii)
organize the Board to function independently of management, and ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between the Board and management responsibilities are clearly understood and respected;
(iv)
ensure that the Board has an opportunity to meet without members of management, regularly, and without non-independent directors at least once per year;
(v)
determine, in consultation with the Board and management, the time and places of the meetings of the Board;
(vi)
manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities and mandates, where appropriate, through its duly appointed committees, including:
o
ensuring that the Board works as a cohesive team and providing the leadership essential for this purpose;
o
ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;
o
ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;
o
ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the board and committees is assessed on a regular basis: and
o
ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board.
(vii)
ensure that the Board has a succession planning process is in place to appoint the Chief Executive Officer and other members of management when necessary;
(viii)
co-ordinate with management and the Corporate Secretary or Assistant Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;
(ix)
preside as chair of each meeting of the Board;
(x)
communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board; and
(xi)
act as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner, which will involve working with the Chief Executive Officer to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

The Chair of the Board or the Lead Director may, as the case may be, delegate or share, where appropriate, certain of these responsibilities with any committee of the Board.

(c)
Any special responsibilities and authorities of the Chair of any committee of the Board will be set out in the Terms of Reference/Mandate for the Committee. In general, the Chair of a Committee shall lead and oversee the Committee to ensure that it fulfills its mandate as set out in the Committee’s Terms of Reference/Mandate. In particular, the Chair shall:

(i)
organize the Committee to function independently of management, unless specifically provided otherwise in the Committee’s Mandate;
(ii)
ensure that the Committee has an opportunity to meet without members of management as necessary;
(iii)
determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;
(iv)
manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;
(v)
co-ordinate with management and the Secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;
(vi)
provide advice and counsel to the CEO and other senior members of management in the areas covered by the Committee’s mandate;
(vii)
preside as chair of each meeting of the Committee; and
(viii)
communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

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(d)
The CEO, subject to the authority of the Board, shall have general supervision of the business and affairs of the Company and such other powers and duties as the Board may specify, from time to time. These responsibilities shall include making recommendations to the Board regarding the implementation, performance and monitoring, as the case may be, of each of the items referred to in paragraphs 2(b)(i) to (b)(viii) of this mandate and ensuring that procedures are in place and followed by the Company so that each of those items and any other requirement of the Board is implemented, performed and monitored in a prudent and responsible manner in accordance with the determinations of the Board. The Board will develop and approve periodically, as the Board considers necessary, the corporate goals and objectives that the CEO is responsible for meeting.

3.
LIMITS ON THE CEO’S AUTHORITY

(a)
Unless specifically instructed otherwise by the Board, and except as set out in Section 127(3) of the Ontario Business Corporations Act (the “OBCA”), the CEO of the Company has the responsibility and authority to transact any business or approve any matter:

(i)
in the ordinary course of business of the Company; and
(ii)
that is not in the ordinary course of business of the Company, but that is not likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company; and

(b)
In addition to those matters referred to in Section 127(3) of the OBCA, Board approval is required with respect to any business or matter that is not in the ordinary course of business of the Company and that is likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company.

 2018 DENISON MANAGEMENT INFORMATION CIRCULAR

Denison Mines Corp. 1100 - 40 University Avenue Toronto, ON M5J 1T1 T 416 979 1991 F 416 979 5893 www.denisonmines.com TSX: DML NYSE American: DNN